UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Investor and Analyst Day presentation, dated June 30, 2022	3

June 30, 2022

Disclaimer This document has been prepared by GRIFOLS, S.A.(GRIFOLS or the “Company”) exclusively for use during the 2022 Investor and Analyst Day on June 30, 2022. Therefore, it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore, no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. 2

Agenda Time (all in CET) Topic 10:30-11:00 am Breakfast 11:00-11:05 am Welcome Nuria Pascual 11:05-11:15 am Introductory Remarks Raimon Grifols 11:15-11:50 am Plasma Peter Allen 11:50-12:00 am Egypt and Canada Daniel Fleta 12:00-12:45 am Biopharma William Zabel, Joana Sàbat 12:45 am-1:00 pm Diagnostic Antonio Martínez 1:00-2:15 pm Lunch 2:15-2:45 pm Innovation Albert Grifols Coma-Cros, César Cerezo, Carter Keller 2:45-3:30 pm Biotest Joana Sàbat, Jörg Schüttrumpf 3:30-4:00 pm Financials Alfredo Arroyo 4:00-4:15 pm Final Remarks Víctor Grifols Deu 4:15-5:00 pm Q&A 3

4

5 Grifols has supported patients amid unprecedented times through the generosity of its donors and commitment of its 25,000 employees Reinforcing our mission through a sustainable approach, strengthening… Plasma Supply Innovation Reorganization Note: Biotest employees included in the 25,000 figure

Broadening our global footprint of 400+ centers Expanding and Diversifying Our Plasma Network, Capacities and Capabilities Reinforcement of Plasma Supply in the Past 2 Years… Note: plasma centers as of June 30, 2022; SRAAS not included in the 400+ figure as it is not fully consolidated in Grifols’ financials 2020 (before pandemic) 48 264 41 (through SRAAS) Plasma Supply Innovation Reorganization Strengthening our fractionation capacity 15 ML/year 6

Strengthening our fractionation capacity Broadening our global footprint of 400+ centers Expanding and Diversifying Our Plasma Network, Capacities and Capabilities … Sees the Business Strongly Positioned Today Note: plasma centers as of June 30, 2022; SRAAS not included in the 400+ figure as it is not fully consolidated in Grifols’ financials 1 1 (31 of ) Today 89 312 41 (through SRAAS) +90 centers in 2 years Progress Plasma Supply Innovation Reorganization 22 ML/year +7 mL in 2 years 7

8 Bolstered With the Biotest Acquisition Innovation Ecosystem to Drive Growth and Profitability Innovation ecosystem Immunology Hepatology & Intensive Care Neurology Hematology Pulmonology Others Infectious diseases 7 therapeutic areas reinforces our pipeline 3 key projects to drive revenue growth and margin expansion Fibrinogen Trimodulin Internal research Investigator -sponsored research Investee companies New platforms Strategic alliances External research collaborations Cytotect® Plasma Supply Innovation Reorganization …

9 Streamlining Our Organizational Model… Plasma Supply Innovation Reorganization Previous structure Commercial Division Industrial Division Corporate Services Co-CEOs Bioscience Diagnostic Hospital Bioscience Industrial Group Diagnostic Industrial Group Quality Bio Supplies Division

10 The “New Grifols” … To Strengthen the Core Plasma Supply Innovation Reorganization Biopharma Plasma Procurement Diagnostic Bio Supplies Others (Healthcare Solutions) Operations (Key support functions to drive Business Units’ performance) Services (Corporate services extended to all Grifols areas) Co-CEOs Creation of full-fledged Business Units Enhanced effectiveness and operational efficiencies Stronger governance model Accountability over execution Less operational complexity Greater speed and agility through organization- wide services Reduce time-to-market reaction New structure

11 The First in the Industry to Have a Set of 3 Policies Reflecting Our Commitments Operating With a Sustainable Approach Pioneers in developing a Plasma Donors Policy Underscoring our respect for Human Rights Reconfirming our pledge to Patients and Patient Organizations 30 Goals for 2030 across the organization ✓ 50% of women in Senior Management positions ✓ Achieve 100 training hours/employee per year ✓ Increase number of social outreach initiatives and social initiatives investment by 50% ✓ Donate 240 million international units of clotting factor medicines to support hemophilia patients in developing countries ✓ Increase by 10% financial contributions to the Jose Antonio Grifols Lucas Foundation ✓ Achieve >60-80% of total spending on suppliers assessed by ESG criteria +

Commitment to Donors and Patients Donors and Patients: At the Heart of Our Operations €1,800M+ €28,600M+ positive impact of 4 main plasma proteins (IG, Albumin, Alpha-1, pd Factor VIII) Social Value For PATIENTS For DONORS €700M+ For LOCAL COMMUNITIES dedicated to patient advocacy groups and organizations Physical and psychological wellbeing Financial stability Educational expenses Better health Note: The Social Return on Investment (SROI) method aims to gain a deeper understanding of an organization’s social, environmental and economic impact. The SROI method offers Grifols a valuable cost-benefit analysis. The SROI uses individual assessments to measure the change in stakeholders’ lives because of Grifols’ activities. The SROI framework is not a financial framework and derives from the social accountancy. Therefore, the framework attempts to put a number on qualitative issues, and it will always show approximate values. 12 €20M+

Impact on Society Enhancing Our Operations’ Multiplier Effect Combined impacts in Spain, U.S., Germany and Ireland (vs. 140,000 in 2020) 141,500 jobs created 60% stemming from plasma centers €7,700M economic impact (vs. €7,500M in 2020) 40% stemming from plasma centers Socio-economic Impact Our Foundations 1998 Note: Grifols determined the socio-economic impact of its operations in terms of wealth generation and job creation in the United States, Spain, Germany and Ireland. The input-output framework is an accounting instrument that represents all production and distribution operations of an economy in a given timeframe. This model enables observing the different flows of intersectoral transactions in a specific economy in a reference year. In addition, it allows us to observe a series of effects about the production of the system, which appear broken down between the direct or initial, indirect and total effects, which suppose the sum of the previous ones. 2008 13

25,000 employees 98 nationalities Grifols Talent Our Team Is in Our Top Priorities 60% women 65% promotions are women 41% senior managers are women +2.8 million total training hours 93% online training hours Spain 3.2%1 U.S. 2.1%2 Germany 0.5% Adjusted Pay Gap Ireland 0.1% Diversity and inclusion Talent development Gender equality 772 employment of people with disabilities +29% vs. 2020 +11% nationalities vs. 2020 52% aged 30-50 years old included ( ) 1 Average gender gap for similar jobs in Spain of 40.2% 2 Average gender gap for similar jobs in the U.S. of 33.2% 14

Environmental Responsibility Building On Our Ambitious 2030 Environmental Goals -55% (from -40%) GHG emissions per unit of production +15% energy efficiency per unit of production 100% (from 70%) electricity consumption from renewable energies Mobility decarbonization in business travel and commutes Circular economy continue implementing new measures Biodiversity protect it in our properties 15

Recognized Among the World’s Most Sustainable Companies The new Sant Cugat (Barcelona) office building and auditorium awarded LEED Gold certification (Leadership in Energy & Environmental Design) 16

Commercial: Bioscience

Expanding global plasma collections with the highest standards of quality and safety 1 Leveraging integrations through technology, standardization and efficiencies 2 Donor & Employee experience excellence 3 Ensuring Sustained Growth and Profitability Through Three Pillars A Unique Combination of Plasma Capacity and Capabilities 18

19 Successfully Executing Our Strategic Plan… Through SRAAS 41 47 Germany 1 Austria 48 Europe Contract Manufacturing Agreement: Canada Contract Manufacturing Agreements: Spain, Italy and Slovak Republic Note: Number of plasma centers as of December 31, 2020; SRAAS not included as it is not fully consolidated in Grifols’ financials 2020 264 North America 264

20 … to Consolidate a Broad Global Footprint of 400+ Centers Through SRAAS 342 41 57 Germany 3 Austria Czech Republic 11 Hungary 18 89 Europe 10 1 343 North America Middle East and Africa 150 159 171 190 257 295 312 366 2014 2015 2016 2017 2018 2019 2020 2021 2022 442 x2.9 Expansion of our plasma-center network including 31 plasma centers Note: Number of plasma centers expected by the end of 2022; SRAAS not included in the 400+ figure as it is not fully consolidated in Grifols’ financials Contract Manufacturing Agreement: Canada Contract Manufacturing Agreements: Spain and Italy By the end of 2022 Canada and Egypt as new initiatives

21 On Track to Satisfying Growing Plasma Demand Accelerating Plasma Collection Throughout 2022 1 Comparing first 4 weeks of 2022 with last 4 weeks of 2022 (as of week 25) 2 Comparing first 25 weeks of 2022 with first 25 weeks of 2021 60 70 80 90 100 110 120 130 140 Q1 Q3 Q4 2020 Q2 Q1 Q3 Q4 2021 Q2 • Delta variant • B1/B2 Visa issue • High-donor fee tapers off COVID-19 outbreak U.S. fiscal programs Holiday seasonal impact +20% YTD vs. PY 2 Q1 2022 Week 25 Weekly evolution of plasma collections +24% Weeks 21-24 vs. Weeks 1-4 1

22 On Track to Satisfying Growing Plasma Demand Accelerating Plasma Collection Throughout 2022 + Tailwinds - Headwinds • Current macro-economic context drives momentum • Contribution from new and recently acquired centers • Regular centers return to pre-pandemic weekly levels • New donor compensation scheme • Higher talent retention • New plasmapheresis devices roll-out process to end by year-end – increasing donation yields and efficiencies • Digital marketing enhancement • Both COVID-19 headwinds and U.S. government stimulus impacts are behind us • B1/B2 visa restrictions on U.S southern border continue to impact donation levels. Plasma collections upside if these constraints are ultimately lifted • Donor compensation still high • Persistence of inflationary and labor pressures

23 Global Plasma Market Position Supports Leadership in Plasma-Proteins Market Share 22% 26% 26% 25% 10% 15% 20% 25% - 10.000.000 20.000.000 30.000.000 40.000.000 50.000.000 60.000.000 2018 2019 2020 2021 Industry (PPTA & EPA) Donations Grifols Contribution 29% 30% 28% 29% 29% 71% 70% 72% 71% 71% Grifols All Others 2018 2019 2021 2020 Q1 2022 Open plasma centers market share evolution (% of open plasma centers) Note: both graphs including U.S. and EU data Plasma volumes market share evolution (Industry donations)

24 A Strong Integration Response Led to Greater Efficiency Gains Rapid Inorganic Expansion Over the Past 4 Years Acquisitions Integrations • Operations • Quality and safety • Shared services systems • Donor management applications and communications • Technologies • Human resources • Culture Consistency Efficiency • Common SOPs1 • Similar technologies • Standardized policies • Uniformed practices • Best practices adoptions • Common training development and execution • Leverage on the center of excellence Q2 2021 25 Q1 2021 7 Q4 2020 11 Q3 2018 24 Q2 2019 35 Q1 2018 35 Q2 2019 4 1 Standard Operational Procedures (SOPs)

25 • Improved documentation and workflow • Automated paperless manufacturing records using handheld computing devices • Streamlined process flows and reduction of manual verification steps thanks to software automation • Labor optimization via paperless and process automation • Donor screening devices that reduce cycle time and allow for automated data entry Increasing Business Process Optimization Leveraging Technology to Optimize Ongoing Efficiencies Digital Transformation BECS migration Benefits

26 New Devices Enhance Donor and Employee Experience Leveraging Technology to Optimize Ongoing Efficiencies 0 50 100 150 200 250 2021 2022 2023 NexSys/Aurora Xi Legacy PCS Digital Transformation Device migration Benefits • NexSys designed with data management, safety features and usability enhancements to improve yield and efficiency: • Integrated touch screen • Integrated scanner • Integrated to BECS • Aurora Xi with greater storage capacity; updated algorithms provide faster separation process to decrease donation cycle time and improve yield: • More precise controls and settings of device operating capabilities optimize collection volume while efficiently managing donation supplies

27 Process Enhancement From Different Approaches Leveraging Our Capabilities • Diversify the donor demographics to expand the unique donor count • Focus on donor retention and donation frequency by high service delivery • Reduce complexities in the donor center towards standardization of our systems of record and infrastructure • Better access to donors and potential donors through online appointment and communication platforms • Rapid donor care management • Academy continues to expand virtual training programs and partnerships • 350+ graduates from Academy’s leadership development program • 50k+ training hours (all modalities) • Share expertise and best practices across Grifols plasma organizations • Implement standardization across plasma organizations preserving local environment • Orientation to global change and innovation Process efficiencies One global plasma organization Talent development Donor-center network management

28 Delivering on Improvements Derived From Optimizing Diversification Leveraging Technology to Optimize Efficiencies 2021 2022 Technology delivering better targeting for donor recruitment, while enhancing donor experience and loyalty: • Legacy BECS transitioned out • Electronic System Appointment • Donor visibility for upcoming donations Donor Retention Rate 2021 2022 Talent development, effectiveness and efficiency initiatives have led to a higher donations processed per employee due to: • Process standardization • Efficiency gain in donor registration process • Paperless process +11% Donations per Employee Hour 2021 2022 +2% Average liters of plasma per unit are increasing (higher yield) as a result of technology Average Yield +4%

29 Communication Programs Delivering the Potential Average Liters per Center Demonstrate Positive Momentum Average Liters per Center* Donor experience focus & marketing campaigns partially offset by U.S. incentive plans and Delta variant. Gradually improving over the quarters Recovery delayed due to U.S. fiscal programs Strong Q2’22 delivering the potential to attract and retain donors * Regular centers excluding U.S.-Mexican Border Q2’22 up to Week 25 Q2’21 Q1’22 Q3’21 Q4’21 +14% +26%

30 Higher Donor and Employee Engagement and Retention Delivering on the employee and donor experience makes the difference, what ensures Grifols can withstand competition and market fluctuations Mastering Both Experiences Enables Achieving the Average Liters per Center Target Employee and Donor Experience Drive Our Mission Substantially improve employee engagement through technology, tools and training Delight donors at every touchpoint resulting in continual and reliable collections + Employee experience Donor experience

EMPLOYMENT TENURE PRE-EMPLOYMENT and ONBOARDING Grifols’ Employees Proudly Help Patients Around the World Employee Experience Directly Impacts the Donor Experience Opportunities for advancement, engagement, progressive training and skill enhancement IN-CENTER EXPERIENCE Reputation for industry recruiting, onboarding, wages and benefits Strong training programs and a focus on team building, ownership, and work-life balance CULTURE OF SERVICE How does employee experience impact the donor experience? When employees feel part of a team and that they matter they treat donors in the same way 1 Well-trained and well-rested employees are more confident and positive and will delivering a more consistent and exceptional donation experience 2 Long-term employees establish meaningful connections with donors, that stay loyal because they want to continue to see their favorite employees 3 31

Donors Feel Good Knowing Their Plasma Helps Patients Around the World Success Depends Upon the Donor Experience POST DONATION PRE-DONATION Ongoing dialogue and predictive digital communications inspire donor promotion IN-CENTER EXPERIENCE Multi-channel communications with strong digital presence targeting donor segments Memorable experiences Donation centers become a destination CULTURE OF SERVICE Powered by Grifols technology and digital infrastructure Donors’ online activity, behavior and in-center experience are captured and analyzed, providing a 360-degree real-life view about the donor 32

Technology and Data Infrastructure Support Donor Experience The Development of Donor Experience Data tools and CRM Trigger rules, automation Revenue management Predictive AI Analyze data and tools ORCHESTRATION INTEGRATION Donor direct content (email, SMS, apps, servicing tools, chatbots) Future donor content (website, social media, search listings, advertising) In-center experience Culture of service and employee experience Transactional / Operations data Market, demographic, consumer data Online & mobile activity data (UX) Marketing campaign data Donor research/ segmentation Customer service & feedback data Informs and elevates donor experience Customer data platform Collect data at every touch 33

Building Momentum Through Our U.S. Recruitment Campaigns

Successfully Encouraging People to Donate Plasma

In **2020**, we launched the **industry's first national campaign**, doubling new donor numbers at the height of COVID. Since then, U.S. coverage continues to grow

- ✓ Leveraged **donor segmentation** data to target attractive future donor audiences
- ✓ **Expanded** across **broadscale channels:** digital, video ads, streaming TV and radio, local media and sponsorships
- ✓ Launched lead generation and lead nurturing emails, capturing nearly 250k prospects, with **higher conversions, engagement** and **frequency**



Give Your Light


NFL

Answer The Call


YOUR GOOD SIDE MAKES OTHERS HEALTHIER.
Donate plasma at a Grifols center today.
GRIFOLS
YOUR GOOD SIDE IS MY MIRACLE.
YOUR GOOD SIDE IS IN GOOD HANDS.

Show Your Good Side

2020 | 2021 | 2022

Moving forward...

- Continue to **build awareness** and **engagement** with future donors, using uninterrupted recruitment campaigns
- Gained momentum, building on continued learnings to **expand** and **refine recruitment messaging** and **tactics**
- Expand **digital presence** across channels to secure market leadership, reaching and converting future donors to new donors

GRIFOLS 34 2022 Investor & Analyst Day

35 Successfully Encouraging People to Donate Plasma Building Momentum Through Our U.S. Recruitment Campaigns • Raised broad awareness on the benefits and need of plasma donations • Recruited new donors and recapture donors who lapsed in plasma donations • Reinforced messaging of life saving medicines and donor compensation benefits • Delivered recruitment diversity within targeted demographics 259MM 2.6MM 1.2MM +29% Impressions Website visits Landing page visits Weekly New Donors Launch Ramped-up April May Benefits 2022 Performance metrics Omni-Channel Marketing Plan Social Media Search Programmatic Audio & Video NFL Digital Meredith Partnership (online publications) & NBCU Partnership

36 Moving forward… • Expand digital tools and insights of donors needs and motivation for data-driven marketing campaigns • Delimitation from competitors and leadership by using donor-experience technologies and services • Greater awareness of plasma donation is indispensable to produce life-saving medicines In 2021, we launched the first German national campaign to highlight benefits for donors, increasing new donor numbers during the pandemic. The number of new donors has since increased significantly ✓ New approach: modern, young and eye-catching ✓ Key visuals: show pleasing images or benefits related to donating plasma ✓ Target group: young people and individuals facing economic difficulties in pandemic times ✓ Multichannel: online, digital, social ads, streaming TV and radio, out-of-home ads, public transport ✓ Key element: landing page with appointment system Significantly Increasing the Number of New Donors in Europe Through Our National Recruitment Campaigns Deserve More Than Respect Rising Prices Fuel & Energy Help Twice (Ukraine) Save Lives & Relax 2022 2021

37 1.806 2.308 2.672 2.509 2.360 2.444 32.304 35.852 41.739 38.989 37.257 40.074 610 1.500 2.440 3.050 4.270 3.980 ✓ Extension of the targeted demographics from young to older ✓ Expansion of leadership position in social media & online among competitors ✓ Development of data-driven marketing along the customer journey ✓ Implement a wide range of new technology/systems and upgrade donor app July June August Ranking Visibility Website visits Monthly New Donors May September October 5-fold increase in search volume 10,000 more +30% on average Jan Feb Mar Apr May 2021 2022 2021 Performance “Deserve More Than Respect” Monthly New Donor Performance 1st flight 2nd flight Online Focused Multi-Channel Marketing: Social media SEO/SEA Programmatic audio & video Online Advertorials Partnerships Guerilla Out of home Significantly Increasing the Number of New Donors in Europe Through Our National Recruitment Campaigns

38 Leveraging a Unique Combination of Plasma Capacity & Capabilities to Accelerate Performance Double-digit plasma growth addresses expected plasma needs for 2022 to meet strong underlying demand Current macro-economic context drives momentum on plasma collections Successful execution of expansion plan through strong integration response Continue to build plasma awareness and donor marketing campaigns to support further plasma donations Reinforcing Donor and Employee Experience to gain further efficiencies while ensuring sustainable growth The reorganization will enable to fully capture benefits of scale and integration

39

40 Game-Changing Initiatives to Become a Blueprint for Other Countries Responding to the Global Need for a Sustainable Plasma Model New indications and higher- prevalence diseases Diagnosis and prescriptions are increasing COVID-19 pandemic Increased emphasis on the importance of plasma supply and its limitations Growing demand for plasma-derived therapies Grifols’ capabilities make it ideally fitted to serve as an international partner Grifols Self-Sufficiency Program Full range of services Working with countries in building sustainable plasma-collection models Establish donor-center networks in other countries with international quality standards + PLASMA AS A STRATEGIC ASSET GRIFOLS COVERS END-TO-END NEEDS Manufacturing capabilities Engineering competences Quality & safety standards Regulatory know-how “The World Health Organization urges state members to take all the necessary steps to establish, implement and support nationally-coordinated, efficiently- managed and sustainable blood and plasma programs according to the availability of resources, with the aim of achieving self-sufficiency, unless special circumstances preclude it”1 + 1 World Health Organization (WHO) (https://www.who.int/publications/i/item/WHA63.12)

Responding to the Global Need for a Sustainable Plasma Model

Self-Sufficiency Management Models

Lack of self-sufficiency ← → National self-sufficiency

Public Model (no compensation) — **Private Model** (with compensation)

Public

Spain (Centro de Transfusión)
- **Altruistic donation**
- **Centralized public model** (blood banks w/ limited autonomy)
- **No specific plasma programs**
- **Plasma fractionated** via **contract manuf. agreement**
- In some regions, **greater plasma collection focus & capabilities**

France

Altruistic donation
- Reimbursement for travel expenses
- Remuneration for time off work

Italy

Altruistic donation
- Day-off paid

Public-Private

Canada — **(Consulting)** Since 2019
- **Public Infrastructure**
- **Grifols provides know-how**
- **Construction of** plasma centers
- **Training**
- **Donor** search & loyalty
- **Grifols fractionated plasma**

Egypt — **(Joint venture)** *2020+*
- **Construction of** plasma centers
- **Construction** of a **fractionation** and **purification** plant

Private

Germany (also Hungary, Austria, Czech Republic) — *Since 70s-80s*
- **80+ private plasma and blood donation centers**
- **Compensation** (legal limitations)

China — *Since 1996*
- **300+ private plasma donation centers**

United States — *Since 1960*
- **1,000+ private plasma donation centers**

GRIFOLS 41 2022 Investor & Analyst Day

42 Fractionation Capacity Global Footprint Ensuring Sufficient Capacity 22mL as of today (June 2022) 26mL in 2026 U.S. Spain Ireland Germany Canada Egypt 42 U.S. Spain Ireland Germany

43 Well-Positioned to Satisfy the Country’s Needs Canada: Leveraging Our Experience and Capabilities… Grifols has a local fractionation, purification and fill & finish plant Canadian plasma-derived therapies market Mature and stable market with high consumption of IgG levels … but Canadian government seeks to be more self-sufficient Grifols is the best positioned company in Canada Only large-scale domestic manufacturing facility and uniquely positioned for continued growth across full platform of service offerings Deep experience in the Canadian market, with more than 30 years as the primary fractionator for Canada’s blood operators + + Source: Global Market Database, 2021 preclosing 2nd World IgG Consumer 316 299 292 229 213 Belgium U.S. Canada Australia Switzerland 2021 IgG Kg / inhabitants

44 GCT Downtown Airport Grifols Canada Therapeutics (GCT) Canada Egypt Strategic Location Montreal

45 Canada Site Facts Construction of a New State-Of-The-Art Plant Acquired by Grifols October 1, 2020 Located in Technoparc Montreal, Quebec Plot: 63,134 m2 Built: 19,865 m2 3-story building Manufacturing, warehouse & QC lab and admin building Canada Egypt

46 Canada Current Facility Canada Egypt

47 Phase I August 22 +6,600 m2 Canada Expansion Project Construction Gamunex Expansion Fractionation Expansion Warehouse Expansion Albumin Purification Canada Egypt Phase II Sept ’23 Phase III Nov ’24

48 Albumin Conversion – Phase I, August 2022 Canada Egypt Albumin Purification

49 National mandate to develop the healthcare system Plasma-derived medicines needed for its growing population Government committed to the country’s self-sufficiency Overcoming Challenges to Strengthen Egypt’s Healthcare System Egypt: Delivering On Our Promises Through a Pioneering Model Establish a public-private partnership Master Joint Venture Agreement Signature 1 Plasma executive regulation Issued Law Number 8 of 2021 2 Develop the adequate infrastructure Plasma site allocations, constructions, recruitment and training, storage facilities, transportation 3 Creating community awareness for plasma donation Launch of plasma and donation informational campaign 4 Challenge 1st plasma center opened (+19 planned) Egyptian plasma-derived therapies market

50 Apr 15 20 donor- center network Fractionation plant Purification plant 1st plasma shipment to Spain Achievements Clear the Path for Future Milestones Master Joint Venture Agreement Signature 2020 Grifols Egypt first employee Testing laboratory operational Egypt executive regulation for plasma release Start of plasma collection 2021 6th October EDA1 license PPTA approval for GEPD source membership Canada Egypt 6th October inauguration (1st plasma center) 2022 2023 2024 2025 Nov 24 Jun 1 Oct 5 Oct 19 Dec 14 Dec 15 Jan 24 1 Egyptian Drug Authority (EDA) 50 Year 1: Grifols Successfully Laid the Foundations of the Egypt Project

51 Paving the Way for the First Integrated Plasma-Supply Platform in Africa First EDA1 Licensed Donor Center in Egypt Donor center, plasma testing labs, plasma freezers warehouse, Grifols Academy for Plasmapheresis and plasma operations offices 1 Egyptian Drug Authority (EDA) Canada Egypt

52 10 Plasma Collection Centers Projected in Wave 1 (10+ in Wave 2) Plans on Track for the Construction of 20 Donor Centers 1st Zone SOUTH CAIRO 2nd Zone EAST CAIRO 3rd Zone CANAL ZONE Maadi Helwan Misr Al Gadida Military Institute Nasr City Port Said Suez Tal Kabeer Ismailia Canada Egypt DC Wave 1 DC Wave 2 Manufacturing Plant GEPD Offices 1st Donor Center open

53 Canada Egypt Plans on Track for the Manufacturing Site Construction New Administrative Capital

54 Key Takeaways Responding to the Global Need for a Sustainable Plasma Model Self-sufficiency is crucial to guarantee the sustainability of plasma-derived medicines supply Grifols positions to serve as a best-in-class partner through private or public/private initiatives to support a sustainable plasma model Grifols’ unique know-how and leadership in engineering and operations represents a competitive advantage to execute these projects Best positioned to capture new opportunities… Becoming a blueprint for other countries to increase plasma self-sufficiency levels The implementation of international quality standards strengthens the safety & efficacy of our medicines Milestones in Egypt and Canada reflect how Grifols delivers on its promises

55

Poised for performance… … in an essential and growing market 56

57 Driven by Biopharma Strengths Grifols Is Well Positioned to Get Back to Growth 1 The Worldwide Plasma Proteins Market, MRB, February 2022 Global plasma-derived proteins market is an attractive market that continues to grow FY20 sales EUR 25Bn€ (7.2%1 CAGR 2017-2020) Uniquely positioned with a specialized focus on therapeutic areas Pulmonology Immunology Intensive Care & Hepatology Neurology Hematology Infectious diseases IG, Alpha-1 and Albumin defy the normal life-cycle of a pharmaceutical product keep growing to address the large unmet medical need Bioscience Biopharma Reflects the opportunity Therapeutic areas of expertise + Infrastructure = capability to deliver plasma and non-plasma life-saving medicines globally

58 7.9% 8.0% 8.9% 7.6% -5.9% 2017 2018 2019 2020 2021 2022 Bioscience Revenues (EUR in millions, growths at cc) Pandemic impact CAGR: +8.1% 2022 Core growth products show positive trend in Q1’22 vs. Q1’21 Strong start of the year, driven by sales in China and U.S. Albumin Back to growth, driving Biopharma sales recovery IgG Consolidated market leader, growing year over year HyperRAB® Increasing market share and sustained growth during 2021 and 2022 Alpha-1 Underlying Demand Supports Further Growth

59 Main geographies show significant recovery in Q1’22 vs. Q1’21 Underlying Demand Supports Further Growth 7.9% 8.0% 8.9% 7.6% -5.9% 2017 2018 2019 2020 2021 2022 Bioscience Revenues (EUR in millions, growths at cc) Pandemic impact 2022 Strong albumin growth driving double-digit-growth China Recovering high-single-digit growth U.S. Sustained growth Europe CAGR: +8.1%

60 Deep Knowledge and Capabilities Coupled With a Focus on Therapeutic Areas Building on Biopharma Portfolio With Recent Product Launches Immunology and Neurology Treating immune deficiencies and autoimmune disorders Pulmonology Treating AATD1, a genetic condition that can lead to serious lung disease Infectious Diseases Providing rapid immune coverage in potentially life- threatening situations Hematology Treating hemophilia and other bleeding and clotting disorders Intensive Care and Hepatology Treating the critically ill patient and the patient with liver cirrhosis Recent product launches 1 Alpha-1 Antitrypsin Deficiency (AATD) New formulation

61 Gamunex®-C Recognized as the #1 Prescribed IG for CIDP Immunology and Neurology Leading an Increasingly Competitive U.S. CIDP1 Market CIDP Market Source: LexisNexis Trending Data, Medical Claims only; and Gamunex®-C and GammaKed share a J-code 1 Chronic Inflammatory Demyelinating Polyneuropathy (CIDP) 32% 31% 32% 32% 34% 0% 10% 20% 30% 40% Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 competitors % Share IG CIDP Procedures

62 Over 1,000 U.S. HCPs have prescribed Xembify® since its launch and 87% continue to prescribe it +141% YoY LTM2 March’22 +3% -5% -1% +3% +1% Competitor C Competitor A Competitor B Competitor D volume growth since launch… doubled market share in a year Immunology Supporting Patients by Providing a New Solution That HCPs1 Rely On Xembify® Continues to Gain U.S. Market Share 10-15% of Grifols global IG sales in 2025 Source: Grifols Internal data 1 Health Care Practitioners (HCPs) 2 Last Twelve Months (LTM) 3 Primary Immunodeficiency (PI) … and market share evolution in PI3 (Last 12 months)

63 Immunology SCIG Represents 23% of Volume in EU/Australia … While Expanding to New Geographies Outside the U.S. Sources: (i) Grifols Database provisional data 2021 (accessed May’22); (ii) Grifols ATU Study 2022. Base: All HCPs. Germany (n=40), France (n=40), Italy (n=40), Spain (n=40) UK (n=40) Nordics (n=29) and Australia (n=36) SCIG continues to grow (EU & Australia market) Launching Xembify® in several European countries throughout 2022 and 2023 leveraging on increasing growth of SCIG preference over IVIG Preferred route of administration for IG therapy by market (% HCPs) 2023 launches 33% 25% 39% 38% 35% 17% 45% 20% 25% 28% 13% 18% 24% 43% 48% 50% 33% 50% 48% 59% 13% UK France Australia Spain Italy Nordics Germany IVIG No preference SCIG 2022 launches + Czech Republic Slovakia UK France Australia Spain Italy Nordics Germany SC market share ambition 2030 ex-U.S. 14% helping IG franchise to grow high-single-digit YoY … leading to 2019 2020 +12% 2020 2021

64 Pulmonology Prolastin®1 Shows Steady Growth in 2021 and Q1’22 Leading the Alpha-1 Market for 35 Years Source: Grifols Internal data 1 Prolastin® includes all Grifols Alpha-1 brands Steady growth… Jan 2021 Dec 2021 March 2022 FY21 Q1’22 … in the Alpha-1 antitrypsin market (worldwide market in 2021) >70% 7 out of 10 Alpha-1 patients globally are receiving Prolastin®

Pulmonology

Leading the Alpha-1 Market for 35 Years

Prolastin®[1] Shows Steady Growth in 2021 and Q1'22


#1
prescribed in
ALPHA -1

Sustained and reliable product supply…

Helping ensure HCPs and patients have access to Prolastin® when and where it is needed

Context
Competitor **alpha-1 product shortage** in Q4'20-Q1'21 **challenged treatment continuity** in EU

Grifols **was ready** to immediately **put in place all efforts**, guaranteeing **Prolastin®** to patients

… backed by Patient Support Programs

Patient health management programs provide personalized care and home infusion

- ✓ Personalized support and benefits beyond therapy
- ✓ Significant improvements in compliance with therapy and health outcomes after intervention year[2]

[1] Prolastin® includes all Grifols Alpha-1 brands
[2] Sandhaus RA, Turino G, Brantly ML, et al. The diagnosis and management of alpha1-antitrypsin deficiency in the adult. J COPD Foundation. 2016;3(3):668-682

GRIFOLS 65 2022 Investor & Analyst Day

Infectious diseases

HyperRAB® Driving Hyperimmunes Portfolio

Record Sales in 2021

Rabies IG Market (2021)


HyperRAB®
>80%

>1M patients
treated with **HyperRAB®**
since launch

Comprehensive HRIG[1] Solution

First and only high-potency HRIG that enables the delivery of more of the total dose per mL at the wound site, regardless of the wound size or patient weight [2,3,4]



Graph source: Grifols Database provisional data 2021 (accessed May'22)
[1] Human rabies immune globulin (HRIG)
[2] HyperRAB (rabies immune globulin [human]) Prescribing Information. Grifols.
[3] Siegel J. Rabies Immune Globulin: Ensuring Administration Safety. Pharmacy Practice News Special Edition. 2019: 47-52.
[4] Manning SE, Rupprecht CE, Fishbein D, et al; Advisory Committee on Immunization Practices Centers for Disease Control and Prevention (CDC). Human rabies prevention—United States, 2008: recommendations of the Advisory Committee on Immunization Practices. MMWR Recomm Rep. 2008;57(RR-3):1-28

GRIFOLS 66 2022 Investor & Analyst Day

Intensive care & Hepatology

Albutein FlexBag™ Successful Launch

Designed, Engineered and Manufactured by Grifols



Albutein® FlexBag™
Albumin (Human) U.S.P.

High degree of satisfaction among customers…

- First and only 5% 500mL offers **convenience**
- **Availability** of both 5% and 25% strengths
- **Storage** and **portability** vs. vials
- **Ease** of **use/administration** vs. vials
- **Environmentally-friendly** design

… reflected in revenues backed by fast adoption in the U.S.


Albutein FlexBag™
18%
of U.S. Albutein® sales
in 2022
5%
launch
Q2 21
launch
Q3 21
Q4 21
Q1 22

[1] Albutein® includes all Grifols albumin brands

GRIFOLS
67
2022 Investor & Analyst Day

68 Sales volume (last 12 months) On track throughout 2021 First launching country Germany Successfully Launched in Multiple European Countries, Including EU41 Tavlesse® Continues to Gain Traction Sources: Internal data; (i) Price and Reimbursement ; (ii) Health Technology Assessment 1 Includes France, Germany, Italy and Spain x4 Launches proceeded during the pandemic Exceeding volume targets in Spain and Italy Launch timelines in progress for 12 more countries in 2022-2023 Hematology

Hematology

Vistaseal® Market-Leading Fibrin Sealant in the U.S.

Recovery of Elective Surgical Procedures Following Pandemic-Related Interruptions



Double-digit growth at cc *worldwide in FY21 vs. FY20*

Continued **acceleration** of **Vistaseal®/VERASEAL®** launches

Entering **3rd year post-launch**

- 2020 — Germany, Austria, UK, Ireland ✓
- 2021 — Nordics, Puerto Rico, France, Singapore, Netherlands ✓
- 2022 — Canada, Italy, Switzerland, Estonia, Australia ✓
- 2022 — Baltics (2)
- 2023 — Spain, rest of APAC and EMEA, and new markets (Russia, Israel, Saudi Arabia)

Globalization and scale-up efforts underway

More to come...

2nd plasma protein sourced from Grifols approved in the U.S.

Ongoing joint development of innovative solutions

↓

3rd plasma protein to deliver future biosurgery products that address bleeding and leak management in surgery

GRIFOLS 69 2022 Investor & Analyst Day

Poised for performance… … in an essential and growing market 70

Immunology

Further Growth in IG Market Driven by Progress in PI[1] Diagnosis

Operating in an Essential and Growing Market

PI underdiagnosis facts

- Average **diagnosis** ➡ **12.4 years**[2]
- **Undiagnosed** ➡ **70-90%**[3]
- **500,000 undiagnosed**[4] *(NIH estimates)*
- **>400 related-genetic defects**[5]

PI patients *(in millions worldwide)*[6]


x12
PI prevalence
Treated with IG

[1] *Primary Immunodeficiency (PI)*
[2] *Routes J, et al. J Clin Immunol. 2016;36:450-461*
[3] *Primary Immunodeficiencies (PID) – Driving Diagnosis for Optimal Care in Europe, European Reference Paper*
[4] *Modell V. Immunol Res. 2007;38(1-3):43-47*
[5] *French MA, Tangye SG. J Infect Dis. 2019;jiz230. doi:10.1093/infdis/jiz230*
[6] *Grifols Internal Source*

GRIFOLS 71 2022 Investor & Analyst Day

Immunology

Further Growth in IG Market Driven by Progress in PI[1] Diagnosis

Operating in an Essential and Growing Market

PI underdiagnosis facts

- Average **diagnosis** ➡ **12.4 years**[2]
- **Undiagnosed** ➡ **70-90%**[3]
- **500,000** **undiagnosed** [4] *(NIH estimates)*
- **>400 related-genetic defects**[5]

[1] Primary Immunodeficiency (PI)
[2] Routes J, et al. J Clin Immunol. 2016;36:450-461
[3] Primary Immunodeficiencies (PID) – Driving Diagnosis for Optimal Care in Europe, European Reference Paper
[4] Modell V. Immunol Res. 2007;38(1-3):43-47
[5] French MA, Tangye SG. J Infect Dis. 2019;jiz230. doi:10.1093/infdis/jiz230

Grifols Strategic Imperative

Truncating time to diagnosis and treatment

Uniquely positioned to leverage our expertise in IG replacement therapy and diagnostics to **improve the rate and time to an appropriate PI diagnosis**


REY

*Grifols is actively partnering with insurers and patient groups to **apply artificial intelligence programs** to identify patients who may benefit from laboratory or genetic testing to detect the possibility of an underlying immune deficiency exists*

GRIFOLS
72
2022 Investor & Analyst Day

Immunology and Neurology

SID Market Continues to Expand in Hematological Malignancies

Plans on Track for Xembify® to Treat New Key Indications e.g., CLL[1] and HGG[2]

(IG growth in SID worldwide)


2027
CAGR: >10%[3]
2020

IG growth in **SID**

- **Increased use** of SID-inducing medication in **oncological** and **autoimmune** indications
- **Extended survival rates** of cancer patients
- **Hypogammaglobulinemia** occurs in up to 85% of patients[4,5]
- **Infections** are major **cause of death** in patients with **CLL**

Grifols has a **Clinical Development Plan** for HGG and CLL with Xembify®

Continued commitment to SIDs patients



[1] Chronic Lymphocytic Leukemia (CLL)
[2] Hypogammaglobulinemia (HGG)
[3] US PPTA Distribution Data
[4] Friman V et al. Hematol Oncol. 2016;1-12: doi 10.1002/hon.2323. [Epub ahead of print]
[5] Seppänen M. Clin Exp Immunol. 2014;178(Suppl 1):10-13.

GRIFOLS 73 2022 Investor & Analyst Day

Pulmonology

Accelerating AATD[1] Diagnosis as Our Primary Goal

Further Expanding Our Testing Program Worldwide

AATD underdiagnosis facts

- Avg. **delay between** the **onset** of **symptoms** and **diagnosis** ➡ **8.3 years**[2]
- **2.7**[2] avg. number of **physicians seen** by **patients before diagnosis**
- **Patients** present with **common respiratory symptoms**[3,4]
- **Diagnosis does not depend on clinical presentation alone** Laboratory testing is the only way to make the diagnosis[2,5,6,7]

Grifols Strategic Imperative

Truncating time to diagnosis and treatment

Grifols' worldwide testing program *(since 2006)*

>950,000 tests performed	>205,000 deficient patients found	>16,000 severe patients diagnosed
+12%	+8%	+7%
(vs. >850,000) in Jun'2021	(vs. >190,000) in Jun'2021	(vs. >15,000) in Jun'2021

1 Alpha-1 Antitrypsin Deficiency (AATD)
2 Campos MA, Wanner A, Zhang G, et al. Trends in the diagnosis of symptomatic patients with alpha1-antitrypsin deficiency between 1968 and 2003. Chest. 2005;128(3):1179-86.
3 World Health Organization. Alpha 1-antitrypsin deficiency: memorandum from a WHO meeting. Bull World Health Organ. 1997;75(5):397-415.
4 McElvaney NG, Stoller JK, Buist AS, et al. Baseline characteristics of enrollees in the National Heart, Lung and Blood Institute registry of α1-antitrypsin deficiency. Chest. 1997;111(2):394-403.
5 ATS, ERS. American Thoracic Society/European Respiratory Society statement: standards for the diagnosis and management of individuals with alpha-1 antitrypsin deficiency. Am J Respir Crit Care Med. 2003;168(7):818-900.
6 Sandhaus RA, Turino G, Brantly ML, et al. The diagnosis and management of alpha1-antitrypsin deficiency in the adult. J COPD Foundation. 2016;3(3):668-682.
7 Global Initiative for Chronic Obstructive Lung Disease. Global Strategy for the Diagnosis, Management, and Prevention of Chronic Obstructive Pulmonary Disease. 2021 Report

GRIFOLS 74 2022 Investor & Analyst Day

Pulmonology

Accelerating AATD[1] Diagnosis as Our Primary Goal

Dedicated Efforts to Increase the Diagnosis Ratio

AATD underdiagnosis facts

- Avg. **delay between** the **onset** of **symptoms** and **diagnosis** ➡ **8.3 years**[2]
- **2.7**[2] avg. number of **physicians seen** by **patients before diagnosis**
- **Patients** present with **common respiratory symptoms**[3,4]
- **Diagnosis does not depend on clinical presentation alone** Laboratory testing is the only way to make the diagnosis[2,5,6,7]


Undiagnosed
Alpha-1 patients
>90%

1 Alpha-1 Antitrypsin Deficiency (AATD)
2 Campos MA, Wanner A, Zhang G, et al. Trends in the diagnosis of symptomatic patients with alpha1-antitrypsin deficiency between 1968 and 2003. Chest. 2005;128(3):1179-86.
3 World Health Organization. Alpha 1-antitrypsin deficiency: memorandum from a WHO meeting. Bull World Health Organ. 1997;75(5):397-415.
4 McElvaney NG, Stoller JK, Buist AS, et al. Baseline characteristics of enrollees in the National Heart, Lung and Blood Institute registry of α1-antitrypsin deficiency. Chest. 1997;111(2):394-403.
5 ATS, ERS. American Thoracic Society/European Respiratory Society statement: standards for the diagnosis and management of individuals with alpha-1 antitrypsin deficiency. Am J Respir Crit Care Med. 2003;168(7):818-900.
6 Sandhaus RA, Turino G, Brantly ML, et al. The diagnosis and management of alpha1-antitrypsin deficiency in the adult. J COPD Foundation. 2016;3(3):668-682.
7 Global Initiative for Chronic Obstructive Lung Disease. Global Strategy for the Diagnosis, Management, and Prevention of Chronic Obstructive Pulmonary Disease. 2021 Report

GRIFOLS 75 2022 Investor & Analyst Day

Intensive care & Hepatology

Potentially Increasing Albumin Opportunity in Critical Care

Supporting Regular Albutein®[1] Use as a Disease Modifying Treatment

Hepatology facts

- **25%** of global population with **NAFLD**[2], the most common cause of chronic liver disease[3]
- **>14 million** cirrhosis cases — **2nd** leading cause of years lost of working life[4]
- **Liver transplant** is the **only procedure available today** to **avoid** further **complications** and **death**
- **+15%** **global market growth potential** stemming from regular albumin use (>€400M)

Grifols Hepatology Program

Albumin medicine role in hepatology is explained by albumin blood levels (albuminemia), supporting its regular use as a disease modifying treatment transferring *this concept into*

critical care area

▲ opportunity

48.9M cases of **sepsis** leading to **20%** of all **global deaths**[5]	**No conclusive guidance** on the **choice** of **fluid** and **resuscitation protocols** exists as of today[6]
Albumin 1-time use to recover hypovolemia evolving to **albuminemia-base treatment** (Albios Balance/Ariss)	HES[7] threat as a result of EMA's recent decision to suspend marketing authorization in EU

[1] *Albutein® includes all Grifols albumin brands*
[2] *Non-alcoholic fatty liver disease*
[3] *2022 NAFLD Endocrinology-AASLD guidelines*
[4] *2021 EASL–Lancet Liver Commission on Liver Disease*
[5] *WHO Sepsis Fact Sheets*
[6] *2021 Surviving sepsis campaign*
[7] *Hydroxyethyl-starch (HES)*

GRIFOLS 76 2022 Investor & Analyst Day

77 Key Takeaways Poised for Performance in an Essential and Growing Market Global plasma-derived proteins market is an attractive market that continues to grow IG, Alpha-1 and albumin defy the normal life-cycle of a pharmaceutical product and keep growing Strong key brands: Gamunex®, Xembify®, Prolastin®, Albutein® and HyperRAB® Grifols’ Diagnostic offers an unparalleled opportunity to continue increasing diagnosis rates and support Biopharma growth Expansion of PI and SID markets expected to outpace potential erosion from new technologies Building on Biopharma portfolio by adding new proteins with a specialized focus on therapeutic areas

78

79 A New Leadership to Accelerate Diagnostic Antonio Martínez President Operations R&D Industrial, Quality & Regulatory Sales & Marketing Customer Technical Service Supply & Demand Planning Controlling Focus and deep knowledge within the Diagnostic Business Unit Project Management Office (PMO) Alliance Strategy Execution Quality Assurance (QA) Regulatory Customer Engagement Customer Experience Changes implemented in the Business Unit Streamlining the Business Unit to Increase Effectiveness and Drive Efficiencies

80 Diagnostic Mission Improving care for donors and patients by providing laboratorians with innovative diagnostics tools 80

81 Growing the Business Based On Three Strategic Pillars Consolidate and strengthen current business 1 Support Biopharma 2 Regulatory innovation & digital transformation 3 81

82 TMA3 PoC4 NGS5 PCR6 Combining Capabilities to Accelerate Growth Platforms Regulatory Knowledge Global Sales & Customer Technical Support Proprietary/Partnership Technology CLIA1 Labs in U.S. & Europe R&D capabilities & manufacturing facilities of In Vitro Diagnostic (IVD) devices Extensive regulatory knowledge in IVD and Pharma fields Sales & technical service in key countries CDMO2 capabilities for therapeutic proteins Over The Counter (OTC) experience Broad Portfolio of Platforms, Know-How and Global Presence 1 Clinical Laboratory Improvement Amendments (CLIA) 2 Contract development and manufacturing company (CDMO) 3 Transcription Mediated Amplification (TMA) 4 Point of Care (PoC) 5 Next Generation Sequencing (NGS) 6 Polymerase Chain Reaction (PCR)

Diagnostic Division Reported Solid Growth in 2021

Driven by COVID-19 Innovation and Strong Underlying Business



Revenues
(EUR in millions)
CAGR: +2.8%
+3.5%
732
702
734
776
779
2017
2018
2019
2020
2021
Clinical Diagnostic & Others
Blood Typing Solutions
Recombinant Proteins
NAT COVID-19
NAT Donor Screening

Note: growths at constant currency (cc), which excludes exchange rate fluctuations vs. PY

Core business of **NAT** achieved **sustained growth** and continued to **consolidate** in the main markets (U.S. and China)

NAT testing addressed the emergency of new pathogens (Zika, COVID-19) and represents an **opportunity** for **new segments**

Constant growth in **Blood Typing Solutions** (BTS)

GRIFOLS 83 2022 Investor & Analyst Day

84 Strategic Partnerships and Alliances to Drive Further Growth Increasing Presence in Key Markets Key collaboration agreements Strategic long-term partner for Diagnostic: • Consolidation of current business • Innovation in partnership with a leading testing player • Growth: developing new assays for global expansion Strategic alliance: • Exclusive distributor • NAT: first order received and en route to China

Immunohematology Market Delivering Strong Growth

Expanding Grifols' Blood Collection Capabilities

Haema **qualified** as a red blood cell **supplier**

1st batch



New red blood cells manufacturing facility in San Diego





BTS constant growth led by **DG Gel® System** sales and fueled by **Erytra Eflexis®**

Worldwide market penetration

>7,000 instruments
50M gel cards
achieved in 2021



CAGR:+8.5%
2017
2018
2019
2020
2021

Note: CAGR at constant currency (cc), which excludes exchange rate fluctuations vs. PY



GRIFOLS
85
2022 Investor & Analyst Day

86 Successful Alpha-1 Testing Strategy Supporting Biopharma Through High-ROI1 Programs Grifols’ testing program continues to accelerate diagnostic globally - Cost-effective - FDA approved - Scientific Societies Support Life-saving therapy for those patients who need it >950,000 tests performed >205,000 deficient patients found >16,000 severe patients diagnosed 1 Return On Investment (ROI) 2 Chronic Obstructive Pulmonary Disease (COPD) Validated, Convenient and Efficient Diagnostic Solution COPD2 patients ROI 231% U.S. market (2013 to 2024) (figures since 2006)

Our Journey to an Innovative Program…

AlphaID™

2017 | 2018 | 2019 | 2020 | 2021 | 2022

Developments



A1AT[1] Genotyping Test
Robust genetic assay



A1AT Genotyping Test CE Mark for saliva samples



A1AT Genotyping test FDA clearance for saliva samples

Clinical trial U.S. population
- AlphaID™ saliva collection kit - 350 individuals
- Genetic result report - 500 individuals
- > 90% Understanding Score

Testing programs

German launch
Alphakit
Dry Blood Spot (DBS)

Spanish launch
Successful with extremely positive feedback



LATAM launch
Main countries
(Argentina, Brazil, Chile and Colombia)



U.S. Launch
AlphaID™ buccal swab

German launch
AlphaID™ buccal swab

[1] Alpha-1-Antitrypsin (A1AT)

GRIFOLS 87 2022 Investor & Analyst Day

88 Over The Counter innovative solution to expand the U.S. screening program Over The Counter 510(k) Filing Submitted to FDA: AlphaID™ at Home … To Achieve a New Milestone May 2022 FDA SUBMISSION The program is ready to launch once cleared

Expanding the Model to Support Biopharma Growth

While Embracing Future Initiatives Including Biotest Projects

Basis for innovative testing strategies



Alpha-1 patients



PI[1]/SID[2] patients



hATd[3]/ATIII[4] patients


(Biotest
and others)

Beyond



Pharma programs

[1] Primary Immunodeficiency (PI)
[2] Secondary Immunodeficiency (SID)
[3] Inherited AT deficiency (hATd)
[4] Antithrombin III (ATIII)

GRIFOLS 89 2022 Investor & Analyst Day

90 Promonitor Quick IFX one of the first near-patient testing devices approved under the IVDR Grifols, Already Compliance With New In Vitro Diagnostics Medical Devices European Regulation (IVDR) Grifols will ensure on-time delivery of IVDR certification for all relevant products First Certifications for the New IVDR Received in December 2021 Grifols on track with the initial IVDR timing Additional transition period (until May 2024) not needed

91 Advanced Software Solutions and a New Customer Portal Digital Transformation Promotes Higher Performance Key strategic solutions to streamline customer operations 1 2 New middleware solution connecting blood typing data across laboratory network system to improve patient care, enhance operational efficiency and minimize risks New Bloodstream software as a single point management system for the NAT testing laboratory • All information, one site • Quick and easy access • Granted up-to-date documentation • Digital safety environment Digital platform for technical documentation of our products: Going Green 91

92 Key Takeaways Evolving Business Model to Strengthen Competitiveness Strengthened leadership to increase effectiveness and drive efficiencies Broad portfolio of platforms, assets and global presence to outperform competition and grow value Secured U.S. key large customer while poised to increase penetration to fast-growing Chinese market through strategic alliance with SRAAS Enhanced field digitalization to support further growth Grifols Alpha-1 OTC breakthrough testing to achieve FDA regulatory remarkable milestone Unique diagnostic capabilities to expand Grifols’ Biopharma core markets and beyond

June 30, 2022

94

95 Accelerating Innovation Through 3 Key Objectives Gaining focus and speed in our pipeline (from past to present) 2 Building new innovation models (paving the future) 3 Further evolving our innovation organization 1

96 Focus on Scientific Areas While Elevating Controlling and PMO1 Gaining focus and speed in our pipeline (from past to present) 2 Building new innovation models (paving the future) 3 Further evolving our innovation organization 1 1 Project Management Office Greater discipline in accountability & execution… Scientific Areas Support Areas Albert Grifols Coma-Cros Chief Scientific Innovation Officer Advisor Sci. Business Develop. Global IP Controlling PMO & Strategy Discovery Plasma R&D Discovery, Recombinant Ab Drug Develop. Scouting Scientific & Med. Affairs

97 Rationalizing Portfolio & Establishing Result-Oriented Processes Building new innovation models (paving the future) 3 Further evolving our innovation organization 1 Gaining focus and speed in our pipeline (from past to present) 2 + Clear direction with a 2030 Ambition target Stronger business-weight (i.e., commercial, financial return) into project approval and prioritization processes Increased weight of milestones achievement into bonus scheme 8 projects discontinued Non-strategic divestments (e.g., VCN) Optimizing and re-prioritizing our R&D portfolio… … while adopting a result-oriented governance 2 Key projects launched (internal) 3 (Biotest)

98 New Approaches: Developing a 360-Degree Innovation Ecosystem Gaining focus and speed in our pipeline (from past to present) 2 Further evolving our innovation organization 1 Building new innovation models (paving the future) 3 Driving growth… Digital & Data China Strategic Alliances & Initiatives Bioinformatics platform Digitalization of R&D organization R&D collaboration agreement Precision medicine (ATIII in sepsis collaborations) Plasma innovation outlicensed (new projects) ETHICON Scouting for synergistic collaborations (increased efforts)

Balanced Risk-Value Pipeline

	Discovery	Pre-Clinical	Phase 1	Phase 2	Phase 3	Phase 4 / Regulatory	LCM
Immunology	++	**recIG** Spike in PdIG with enriched recombinant libraries (PI)			**IVIG-PEG** **IVIgG Next Gen** PI **Xembify® in CLL**	**Xembify®** Europe **Xembify®** Bi-weekly dose	**Xembify®** Prefilled syringes
Hepatology/ Intensive Care	++				**PRECIOSA** D.Cirrhosis (Alb.20%) **APACHE** ACLF (Alb 5%)		**FlexBag®** US, EUR
Pulmonology		**Alpha-1 AT** Non-cystic fibrosis bronchiectasis		**Alpha-1 AT 15% (SC)** AAT deficiency		**SPARTA - Prolastin-C®** EUR	**Prolastin®** EU 4-5gr vials
Hematology	+			**ATIII in Sepsis*** **	**Fibrinogen** Cong. Deficiency & severe hypofibrinogen **Fibrinogen** Acquired Deficiency **IVIgG Next Gen** - ITP	**Fostamatinib**** ITP – Refractory patients	
Others	++	**GIGA 564** Anti-CTLA-4 mAb Oncology **GIGA 2328** Anti-CTLA-4 mAb Oncology		**AKST4290** nAMD & DR **AKST1210** ESRD-CI		**Fibrin Sealant** Biosurgery Pediatric Use	
Infectious Diseases	+++	**GIGA 2339** HBV Recombinant hyperimmune Ig			**Trimodulin** sCAP **Cytotec® Pregnancy** (CMV infection)		
Neurology	+++	**AKST 1220** CADASIL		**GRF6019** AD **GRF6021** PD with Dementia **ABvac40** AD **AKST4290** PD	**AMBAR-Next**		

Plasma projects | Non-plasma projects | Biotest projects | **Detailed next**

* Project of AlbaJuna (Grifols' invested company); ** Licensed rights from Rigel Pharmaceuticals in EU and other countries; *** Partnership with Endpoint Health

GRIFOLS 99 2022 Investor & Analyst Day

100 Notable Progresses in 4 Core Projects AMBAR-Next in Alzheimer's 1 Xembify® in CLL 2 ATIII in sepsis 3 GigaGen & HBV1 4 1 Hepatitis B Virus (HBV) Disease background R&D

101 5th Leading Cause of Death Worldwide Alzheimer’s Disease Therapy: An Urgent Unmet Need Worldwide Prevalence % of Dementia Cases By Age Mortality >65y/o Majority are leading cause of mortality 5th dementia cases 60-70% accounts for 200,000 <65 y/o have younger-onset Alzheimer's disease but… Progressive disease in which dementia symptoms gradually worsen over several years No cure to date but research continues, and treatments are available to alleviate symptoms >35 million AMBAR-Next in Alzheimer's Xembify® in CLL ATIII in sepsis GigaGen & HBV Sources: Alzheimer's Disease International, Worlds Alzheimer's Report 2015, https://www.alz.org/Alzheimers-dementia/what-is-dementia patients

AMBAR-Next in Alzheimer's | Xembify® in CLL | ATIII in sepsis | GigaGen & HBV

R&D Efforts Encompass the Entire Development Path

Innovation Strategy in Neurogenerative Diseases (ND)

Discovery

Plasma Proteome Chronokines

Understanding of **plasma at the molecular level** in healthy and disease states

Discovery of **chronokines** proteins with biological impact that changes with age

Pipeline expansion of therapeutic plasma fractions, small molecules, antibodies

Explore **therapeutic benefit** of plasma proteins in a wide range of CNS[1] disorders

Clinical Development Programs

Plasma Fractions & Small Molecules

GRF-6019

GRF-6021

Proprietary plasma fraction inducing neurogenesis

2 clinical programs in AD[2] and PD[3] patients with dementia in **phase II**

Active Immunotherapy

Aβvac40

vaccine against Aβ40

Placebo-controlled **AB1601** trial in **120 very early AD and MCI[4]** patients in **phase II**

ambar Two-Pronged Strategy

Plasma exchange

+

Albumin replacement

Remove toxic moieties from systemic and brain compartments

Immunomodulatory effects on AD pathological mediators

Restore pharmacological properties of Albumin

AMBAR -Next

[1] Central Nervous System (CNS); [2] Alzheimer's Disease (AD); [3] Parkinson Disease (PD); [4] Mild Cognitive Impairment (MCI)

GRIFOLS 102 2022 Investor & Analyst Day

AMBAR-Next in Alzheimer's | Xembify® in CLL | ATIII in sepsis | GigaGen & HBV

AMBAR-Next: Slowing Clinical Decline of Mild-to-Moderate AD

Confirmatory Albumin and Plasma Exchange to Treat Alzheimer's

AMBAR-Next

- Phase 3
- 1:1 randomized
- Double-blinded
- U.S., Canada, Spain and other EU countries

~600 subjects with mild-to-moderate AD
18-month follow-up

- **Plasma exchange** treatment group
- **Sham-control** group

Centers and countries


Canada
U.S.
Spain
Other countries in West and East EU

Status *(as of June '22)*

Q2'22	Q3'22	Q4'22 – Q1'23
Protocol Development	Type B (pre-IND) Meeting	FPFV[1] expected

[1] *First Patient First Visit (FPFV)*

GRIFOLS 103 2022 Investor & Analyst Day

AMBAR-Next in Alzheimer's | **Xembify® in CLL** | ATIII in sepsis | GigaGen & HBV

Targeting the Fastest-Growing Patient Segment for IG Therapy

Chronic Lymphocytic Leukemia (CLL)

Accumulation of **monoclonal, mature CD5+B cells** in the peripheral blood, bone marrow, and secondary organs[1]

No definitive cause has been established; targeted therapy regimens proven as efficacious treatments

Leukemia Prevalence

>376,500 patients (US)


38%
SID[2]
Others

By Age

72 years avg. at time of diagnosis

with...

25% HGG[3] presented in newly diagnosed B-cell CLL



Morbidity and Mortality

between

30-50% of deaths

caused by an increased **risk** for **infections** and recurrent or severe infections[4,5,6,7,8,9]

CLL IG Market Potential (US)

(in EUR)


x4
>1Bn
~260M
2021
2031

[1] Burger JA. [2] Secondary Immunodeficiencies (SID); [3] Hypogammaglobulinemia (HGG); [4] Wintrobe MM, Hasenbush LL.; [5] Hansen MM.; [6] Morra E, Nosari A, Montillo M.; [7] Hamblin AD, Hamblin TJ. [8] Morrison VA.; [9] Dhalla F, Lucas M, Schuh A, Bhole M, Jain R, Patel SY, et al.

GRIFOLS 104 2022 Investor & Analyst Day

AMBAR-Next in Alzheimer's
Xembify® in CLL
ATIII in sepsis
GigaGen & HBV

Xembify® to Prevent Infections in CLL Patients

Treating Patients with Concomitant HGG and Recurrent or Severe Infections

Phase 3	1:1 randomized
Double-blinded	U.S. only, multi-center

Xembify® Immune globulin subcutaneous human-klhw 20%

~375 subjects

- Xembify® + standard medical treatment
- Placebo + standard medical treatment

Centers and countries



~88 to 100 sites in the U.S.

Status *(as of June '22)*

- Q2'22: FDA provided approval to continue with protocol development; Final protocol due incorporating FDA feedback
- Q3'22 – Q4'22: FPFV[1] expected

[1] *First Patient First Visit (FPFV)*

GRIFOLS
105
2022 Investor & Analyst Day

106 Outlook for U.S. Potential if Treatment Proven ATIII in Sepsis: Very High Burden of Healthcare Costs Xembify® in CLL ATIII in sepsis GigaGen & HBV Patient population: septic shock with disseminated intravascular coagulopathy (DIC) targeted with endpoint versus “C” signature Presumed dose: 30k IU Portion of total sepsis patients: 6.6% Treatment location: ICU 5M ICU admissions (in the U.S.) 1 in 5 deaths (globally) 40% mortality rate No approved targeted therapy Sepsis 2.1M cases/year Shock 397k cases/year ATIII Responders 139k cases/year United States AMBAR-Next in Alzheimer's

AMBAR-Next in Alzheimer's | Xembify® in CLL | ATIII in sepsis | GigaGen & HBV

Disruptive Diagnostic to Identify Thrombate III Responders

Global Collaboration Agreement and Solid Partnership With Endpoint Health

ENDPOINT HEALTH™


Sepsis
Draw blood and send to in-hospital lab
RT -qPCR assay on rapid IVD system
14 Gene mRNA expression data
Biologically validated subtypes
Avoid immune suppressants
Use anti-inflammatories
Use immune stimulants
Use anticoagulant
targeted
Thrombate III®
antithrombin III (human)

90-minute rapid test + algorithm

- Developed by Endpoint Health
- Distributed/sold by Endpoint Health + IVD partner
- Novel assay, system and algorithms / IP protected
- FDA authorized system and sample collection device

Develop and commercialize ATIII for severe sepsis

Gene expression array

(Biocartis device)

- IVD test using small blood sample
- 15 marker array developed and validated in over 900 sepsis patients
- Gene expression array evaluating innate and adaptive immune response, complement, adaptive suppression and coagulation

GRIFOLS 107 2022 Investor & Analyst Day

108 Solid partnership with Endpoint Health (EPH) Xembify® in CLL ATIII in sepsis GigaGen & HBV Building the Future to Treat Severe Sepsis Next Steps Evaluate the feasibility of the Phase III study design with regards to endpoints and mortality event rates So far • Supplying ATIII to conduct clinical trials • Manufacturing capacity • Advice on clinical development and regulatory activities (led by EPH) EPH is waiting results of an observational study, which results will… Currently • Guide the pre-IND package submission to the FDA • Help inform the design of the upcoming Phase II study Moving forward AMBAR-Next in Alzheimer's

109 Recombinant polyclonal antibodies World-Leading Immune Genomics Technology for Drug Discovery GigaGen Captures & Recreates Complex Antibody Repertories Xembify® in CLL ATIII in sepsis GigaGen & HBV Capture Re-create Immune repertoire: Human or Humanized Animal Exceptional monoclonal antibodies AMBAR-Next in Alzheimer's

110 Xembify® in CLL ATIII in sepsis GigaGen & HBV Despite Currently Available Therapies and Vaccines Chronic HBV1: Widespread Disease With Significant Morbidity 1 Hepatitis B Virus (HBV) 2 Global Data report: Hepatitis B Virus Infection – Global Drug Forecast and Market Analysis to 2029 3 WHO (https://www.who.int/news-room/fact-sheets/detail/hepatitis-b) 4 Hepatitis B Foundation (hepb.org) newly infected patients per year3 1.5M 296M people living with chronic HBV USD 3.8Bn2 worldwide market go on to develop cirrhosis & hepatocellular carcinoma 20% of patients deaths per year4 ~820,000 Nucleotide analogues pegylated interferon (PEG-IFN) HBV sales in the U.S. (2019) ~USD 615M AMBAR-Next in Alzheimer's

111 Anti-HBV Recombinant Polyclonal 0.0001 0.001 0.01 0.1 1 10 100 1000 10000 100000 0 50 100 Concentration [ug/mL] % i n f e c t e d ( n o r m a l i z e d t o n o A b c o n t r o l ) IVIG HBV hyperimmune rHBIG 3rd party mAb in dev Live Virus Neutralization (In Vitro) Humanized Liver HBV Challenge Mouse Model (In Vivo) 0 20 40 60 80 104 105 106 107 108 109 1010 Days post challenge V i r a l l o a d ( H B V c o p i e s / m L ) Vehicle HBV hyperimmune (2 mg/kg) rHBIG (0.02 mg/kg) Xembify® in CLL ATIII in sepsis GigaGen & HBV rHBIG • Recombinant polyclonal antibody therapy (rHBIG) targeting HBV surface antigens • Composed of >1,000 antibodies • Derived from antibody sequences from human donors following HBV vaccine booster • Polyclonal therapy ensures retained targeting of the many genotypes present and the large number of escape mutant variants that arise Potency Neutralizing potency of > 1,000x that of plasma-derived HBV hyperimmune therapy In vitro and in vivo models demonstrate efficacy potential GMP manufacturing initiation planned for Q4 2022 AMBAR-Next in Alzheimer's

112 rHBIG1: the First Chapter GigaGen’s Antibody Platform Potential • Completely new class of therapeutics uniquely enabled by the GigaGen platform • Capability that Grifols alone possesses • Additional recombinant polyclonal therapeutics for infectious disease, immunology, transplant and other areas will be enabled with rHBIG’s success Xembify® in CLL ATIII in sepsis GigaGen & HBV AMBAR-Next in Alzheimer's 1 Recombinant Hepatitis B Virus Immunoglobulin (rHBVIG) Recombinant Polyclonal Antibody Therapies • Some indications are best addressed with monoclonal antibody treatments • GigaGen’s platform rapidly identifies rare, highly potent antibodies with unique activities from natural immune systems Monoclonal Antibodies

113 Key Takeaways Accelerating Innovation: Gaining Focus & Speed in Our Pipeline Gaining focus and speed in our pipeline by rationalizing our portfolio and adopting a more result-oriented governance Building new innovation models in digital and data, China and precision medicine Seeking U.S. indication for Xembify® in CLL, the fastest growing patient segment for IG therapy GigaGen's novel technology to create recombinant polyclonal antibody drugs for a wide range of infectious diseases Partnering with Endpoint Health to treat severe sepsis with ATIII, an innovative precision medicine approach Leading the mild-to-moderate Alzheimer's space with AMBAR- Next, a confirmatory trial for our AMBAR program

114

115 Grifols and Biotest: A Transformational Transaction Maximizing Opportunities for Both Companies… Geographic fit U.S. 64% Europe 61% Scalability Broader commercial reach U.S. market knowledge and penetration Plasma collection and manufacturing capacity Pipeline acceleration of key novel products

116 Bringing in Precision Therapies, Fibrinogen and Trimodulin, and Cytotect® … Accelerating Grifols’ Innovation Pipeline * Project of AlbaJuna (Grifols’ invested company); ** Licensed rights from Rigel Pharmaceuticals in EU and other countries; *** Partnership with Endpoint Health … Biotest projects Non-plasma projects Plasma projects Discovery Pre-Clinical Phase 1 Phase 2 Phase 3 Phase 4 / Regulatory LCM Immunology ++ recIG Spike in PdIG with enriched recombinant libraries (PID) IVIG-PEG Xembify® Europe Xembify® Prefilled syringes IVIgG Next Gen PID Xembify® Bi-weekly dose Xembify® in CLL Hepatology/ Intensive Care ++ PRECIOSA D.Cirrhosis (Alb.20%) FlexBag® US, EUR APACHE ACLF (Alb 5%) Pulmonology Alpha-1 AT Non-cystic fibrosis bronchiectasis Alpha-1 AT 15% (SC) AAT deficiency SPARTA - Prolastin-C® EUR Prolastin® EU 4-5gr vials Hematology + ATIII in Sepsis*** Fibrinogen Cong. Deficiency & severe hypofibrinogen Fostamatinib** ITP – Refractory patients Fibrinogen Acquired Deficiency IVIgG Next Gen - ITP Others ++ GIGA 564 Anti-CTLA-4 mAb Oncology GIGA 2328 Anti-CTLA-4 mAb Oncology AKST4290 nAMD & DR AKST1210 ESRD-CI Fibrin Sealant Biosurgery Pediatric Use Infectious Diseases +++ GIGA 2339 HBV Recombinant hyperimmune Ig IgM sCAP Cytotect Pregnancy (CMV infection) Neurology +++ AKST 1220 CADASIL GRF6019 AD ABvac40 AD AMBAR-Next AKST4290 PD GRF6021 PD with Dementia Discovery Pre-Clinical Phase 1 Phase 2 Phase 3 Phase 4 / Regulatory LCM ++ recIG Spike in PdIG with enriched recombinant libraries (PI) IVIG-PEG Xembify® Europe Xembify® Prefilled syringes IVIgG Next Gen PI Xembify® Bi-weekly dose Xembify® in CLL ++ PRECIOSA D.Cirrhosis (Alb.20%) FlexBag® US, EUR APACHE ACLF (Alb 5%) Alpha-1 AT Non-cystic fibrosis bronchiectasis Alpha-1 AT 15% (SC) AAT deficiency SPARTA - Prolastin-C® EUR Prolastin® EU 4-5gr vials + ATIII in Sepsis*** Fibrinogen Cong. Deficiency & severe hypofibrinogen Fostamatinib** ITP – Refractory patients Fibrinogen Acquired Deficiency IVIgG Next Gen - ITP ++ GIGA 564 Anti-CTLA-4 mAb Oncology GIGA 2328 Anti-CTLA-4 mAb Oncology AKST4290 nAMD & DR AKST1210 ESRD-CI Fibrin Sealant Biosurgery Pediatric Use +++ GIGA 2339 HBV Recombinant hyperimmune Ig Trimodulin sCAP Cytotect® Pregnancy (CMV infection) +++ AKST 1220 CADASIL GRF6019 AD ABvac40 AD AMBAR-Next AKST4290 PD GRF6021 PD with Dementia

117 Fibrinogen concentrate is a highly pure preparation of human fibrinogen that can be used to safely replace the absence or deficit of fibrinogen safer, much faster and with greater efficiency and precision than the current options of fresh frozen plasma or cryoprecipitates Fibrinogen: An Unparalleled Opportunity to Boost Revenue per Liter and Expand Margins Trimodulin Fibrinogen Cytotect® Pregnancy Fibrinogen is an abundant, large, and complex protein, which makes it ideally suited to be isolated from human plasma. It accounts for 95% of all coagulation factors in the blood Fibrinogen promotes platelet aggregation. It is converted to fibrin which forms the connecting glue in blood clots

118 • Very rare, inherited bleeding disorder in which the body’s ability to form blood clots is impaired • Fibrinogen is used for treatment and prophylaxis of bleeding episodes in these patients Playing an Essential Role in Blood Clotting and Hemostasis Treating Acquired and Congenital Fibrinogen Deficiency Source: IMS Data 2-2017, Internal Critical bleeding market research, LEK Critical Bleeding market assessment 2017, and Biotest market research • Body’s own fibrinogen lost due to major bleeding during elective surgical procedures or unexpected trauma events • Fibrinogen is the first coagulation factor missing in major blood loss • Replacement of lost fibrinogen is critical to restore effective hemostasis Normal levels 2 -4 g/L Deficiency <2 g/L Congenital deficiency Acquired deficiency Disease background Trimodulin Fibrinogen Cytotect® Pregnancy Deficiency 0-1 g/L Massive bleeding • Major surgeries • Postpartum hemorrhage • Trauma

Disease background

Fibrinogen | Trimodulin | Cytotect® Pregnancy

Clotting Assessment: Critical to Monitor Deficiency

Monitoring Patient Coagulation Status Allows Administering **Precise Therapies**

Point-of-Care (PoC) diagnostic...

Prediction of massive transfusion requirement

Creation of **goal-directed** and **individualized** coagulation algorithms that may **improve patient outcome**

Distinguish the most important coagulation deficiencies (including fibrinogen)

Most widely-used devices...



TEG®



ROTEM®

... bringing in positive **market implications**

- **Goal-oriented treatment protocols** proposed for bleeding management in surgery and trauma patients
- **Rapidly developing field** of acute medicine

▲ PoC → ▲ **Precision therapy** → ▲ Fibrinogen

Grifols is uniquely positioned to leverage its deep Diagnostic expertise

Source: Benes, Jan et al. "Viscoelastic Methods of Blood Clotting Assessment - A Multidisciplinary Review." Frontiers in medicine vol. 2 62. 14 Sep. 2015, doi:10.3389/fmed.2015.00062

GRIFOLS 119 2022 Investor & Analyst Day

Clinical development status

Fibrinogen | Trimodulin | Cytotect® Pregnancy

Promising Results in Both Clinical Trials

Congenital FD[1]

Phase I/III study: Largest clinical trial in congenital fibrinogen deficiency worldwide
Treatment of adults and children

Results confirm high expectations regarding efficacy and safety…

- Expected pharmaco-kinetics and -dynamics (Phase I), excellent efficacy and safety (Phase III)
- 175 bleeding events (BEs) treated in 36 patients of all age groups
- Overall hemostatic response assessments of 175 BEs demonstrated a treatment success in nearly all cases
- Study completed

Acquired FD[1]

ADFIRST

Phase III study in **severe spinal surgery** and **pseudomyxoma peritonei (tumor) surgery**

- Non-inferiority study compared to standard of care (fresh frozen plasma or cryoprecipitate)
- **Interim** analysis with **120 subjects** (June '22) **confirms planned** patient number
- **Recruitment ongoing – 150 of 200 patients recruited**
- Other interim analysis to define **final sample size expected** in **December '22**


decision to treat
Spinal surgery
Fibrinogen
Fresh frozen plasma
major blood loss
Tumor surgery
Fibrinogen
Cryoprecipitate

[1] FD: Fibrinogen deficiency

GRIFOLS 120 2022 Investor & Analyst Day

121 Acquired Fibrinogen Deficiency Indication: Broader Adoption and Opportunity No indication for Acquired Fibrinogen Deficiency, only congenital use Currently using cryoprecipitate or FFP1 Indication for Acquired Fibrinogen Deficiency Additional evidence would drive broader adoption Fibrinogen consumption per capita (g/1000 inhab.) Source: MRB 1 FFP: Fresh-frozen plasma Market opportunity Trimodulin Fibrinogen Cytotect® Pregnancy 3,070 2,823 1,036 1,002 0,846 0,494 0,350 0,225 0,071 0,021 0,005 GERMANY AUSTRIA CANADA FRANCE SPAIN CHINA CANADA USA BRAZIL AUSTRALIA UK U.S. x3 once acquired indication was obtained

Market opportunity

Fibrinogen

Seizing Fibrinogen's Large Market Opportunity

Current Trends Underscore Its Potential While Further Benefiting Patients



Improved Point-of-Care diagnostics

- Increasing knowledge, availability and reimbursement worldwide

NEW! Precision Therapy



Increased awareness

- European and Canadian guidelines
- Diagnostic companies and plasma-derived medicines companies increasing education on Precision Therapy



Change of market dynamics

- Shortage of cryoprecipitate during pandemic driving fibrinogen concentrate usage with improved customer experience in the U.S.

Expected CAGRs 19-27
(volume)



+13.5%

Not considering potential Acquired Deficiency indication

+200%

If Acquired Deficiency indication is obtained *(based on Canada example)*



+5.9%

Source: MRB, November 2021

GRIFOLS 122 2022 Investor & Analyst Day

Fibrinogen | Trimodulin | Cytotect Pregnancy

Trimodulin: A Potential Blockbuster

Unique Polyvalent IG Composition



Important functions

- **Recognizes pathogens**, also part of innate immune system
- IgM and IgA can be secreted and are present directly on the **pulmonary surface**
- **Strong anti-inflammatory effects** by acting through cellular receptors
- **Scavenge virulence factors**, such as lipopolysaccharides which lead to inflammation
- Binds and **modulates** activated coagulation factors, complement factors, and cytokines

	IVIG	Trimodulin
IgM	-	~23%
IgA	-	~21%
IgG	≥95%	~56%
Patient target	e.g., patients with immunodeficiency	Clinical development in severe COVID-19 and sCAP[1]

[1] Severe community acquired pneumonia: Severe CAP (sCAP) is usually defined as CAP that requires admission to the intensive care unit (ICU)

GRIFOLS 123 2022 Investor & Analyst Day

Disease background

Fibrinogen | Trimodulin | Cytotect® Pregnancy

sCAP[1]: A Leading Cause of Illness and Death Worldwide[2]

A High Unmet Medical Need

Pneumonia requiring supportive therapy within a critical care environment

>350k patients[3]
suffer sCAP each year

23-58%[4,5]
mortality range

no significant changes over the past decades despite the availability of improved broad-spectrum antibiotics

COVID-19 is a subtype of sCAP


Caused by all kinds of pathogens (viruses, bacteria, fungi)
Caused by SARS-CoV2 virus

[1] Severe community acquired pneumonia: Severe CAP (sCAP) is usually defined as CAP that requires admission to the intensive care unit (ICU)
[2] Wunderink 2014, N Engl J Med 370;6.
[3] Chest Journal (CHEST) (chestnet.org)
[4] Woodhead, 2006, Critical Care 10:S1, p3.
[5] Sirvent et al. 2013, Med. Intensiva 37:308e 15.

GRIFOLS 124 2022 Investor & Analyst Day

125 Trimodulin Improves Patient Response With Further Decrease in Mortality Changing the sCAP1 Treatment Paradigm + Antibiotics/Antivirals Ventilation, hydration, vasopressors… Causal therapy Trimodulin Supportive therapy No comparable adjuvant therapy available Standard Medical Treatment + ✓ overshooting immune-mediated tissue damage ✓ risk for lung inflammation, severe sepsis, septic shock, respiratory and multi-organ failure ✓ Prevention of secondary infections Mortality Disease background Trimodulin Fibrinogen Cytotect® Pregnancy 1 Severe community acquired pneumonia: Severe CAP (sCAP) is usually defined as CAP that requires admission to the intensive care unit (ICU)

126 Patient Groups and Disease Stages for Optimal Therapy Identified in Phase II Studies Extensive Development Program in Severe Pneumonia Trimodulin Fibrinogen Cytotect® Pregnancy CIGMA Phase II Completed ESsCOVID Phase II Completed ✓ Very positive feedback from FDA1, EMA2, PEI3 and clinical experts ✓ Positive feedback from PEI ✓ EUR 29M funding from German government ✓ Guidance from EMA on expedited pathway for registration Placebo Trimodulin Deterioration and mortality rate Significant reduction in deterioration and mortality in stratified subset with early systemic inflammation Phase III Start 2022 Phase III Start 2022 Severe Community Acquired Pneumonia (sCAP) Severe COVID-19 Clinical development status 1 U.S: Food Drug and Administration; 2 European Medicines Agency; 3 Paul-Ehrlich-Institute;

127 COVID-19 patients sCAP patients (Start 2022) (Start 2022) Leveraging on Phase II Results to Start Phase III Trials in 2022 Randomized, placebo-controlled, double-blind, multi-center, phase III trials investigating the efficacy and safety of Trimodulin in adult hospitalized subjects • Subjects on invasive mechanical ventilation (within <12h) • Subjects with inflammation (CRP >70 mg/L) • SARS-CoV-2 negative 480-780 subjects • Subjects on low-flow oxygen, high-flow oxygen, NIV • Subjects with early systemic inflammation 334 subjects Clinical development status Trimodulin Fibrinogen Cytotect® Pregnancy

128 Potential Addressable Markets Grifols’ Capacities Help Address the Opportunity sCAP Adjunctive treatment of patients with severe Community Acquired Pneumonia (sCAP) who require invasive mechanical ventilation and have CRP1 >70 mg/L COVID-19 Source: Biotest market research 1 C-reactive protein (CRP) Market opportunity Potential treatment OPPORTUNITY Add-on therapy to standard of care in adult patients with severe COVID-19 and CRP ≥50 mg/L • Early approval will be beneficial for faster sCAP approval • Development risk covered by public funding • Even with vaccination, >20,000 patients/year in EU are expected over the next three years • Significant upside due to higher price depends on clinical trials’ data >80,000 patients/year initial target population ~350,000 sCAP market size patients Trimodulin Fibrinogen Cytotect® Pregnancy

129 Harnessing the Opportunity to Address a Critical Medical Need No Direct Competitors for Trimodulin in sCAP1 Trimodulin Fibrinogen Cytotect® Pregnancy No direct competitors: no IgM enriched immunoglobulins on the market or in clinical trials High medical need: high mortality rate despite antibiotics or antivirals Commercial advantageous pricing opportunity Trimodulin home hospital ICU2 Broad spectrum monotherapy Broad spectrum combination therapy Avycaz Mono or combination antibiotics/antivirals for intolerant patients Xigris (withdrawn) Corticosteroids Filters Zerbaxa 1 Severe community acquired pneumonia: Severe CAP (sCAP) is usually defined as CAP that requires admission to the intensive care unit (ICU) 2 Intensive Care Unit (ICU) Market opportunity

130 No Approved Treatment for This Disease CMV1 Infection: A Disease With Large Unmet Medical Need 81% – 95% >95% 66% – 80% 51% – 65% No data 35% – 50% <35% 1 Cytomegalovirus (CMV) CMV prevalence The most common congenital infection in developed countries 0.3-2.4% prevalence in newborns Infected women may transmit the virus to the fetus CMV-related disorders • Hearing loss • Intellectual disabilities • Premature birth • Development delays • Death Higher rates Lower rates Disease background Trimodulin Fibrinogen Cytotect® Pregnancy

131 Potential Effective Treatment to Increase Awareness and Diagnosis Very Low Awareness of CMV Infection in Pregnancy Disease background Fig: National CMV Foundation; (www.nationalCMV.org) (adapted) CMV disease awareness 100% awareness U.S. children affected per year CMV 30% Trimodulin Fibrinogen Cytotect® Pregnancy

132 First Treatment to Prevent Transmission from the Mother to the Unborn Child Cytotect®: Tackling CMV1 With a High-Potential Specialty Protein It binds to CMV and avoids infections of host cells and presents CMV particles for phagocytosis Modulates and interacts with immune cells (dendritic cells, monocytes, B- and T-cells), exerting a positive immunological balance Anti-CMV antibodies in Cytotect® are actively shuttled through the placenta Trimodulin Fibrinogen Cytotect® Pregnancy These CMV-specific antibodies block the infection from all CMV genotypes and from virus variants that are resistant to virostatics 1 Cytomegalovirus (CMV)

133 Significant Transmission Reduction When CMVIG1 Is Administered Clinical Experience Suggests Good Efficacy of Cytotect® Clinical development status Previous prospective, observational study has described success of study protocol 35,2% 6,5% No intervention CMVIG 2 3 1 CMVIG: Cytomegalovirus Immunoglobulin 2 No intervention group (n=108), Maternal-fetal transmission at gw20: 35,2% (38/108). Kagan et al. Ultrasound Obstet Gynecol 2019; 53(3): 383-390 3 Treatment group (n=153), Maternal-fetal transmission at gw20: 6,5% (10/153). Kagan et al. Ultrasound Obstet Gynecol 2021; 57: 560-567 Adequate criteria for Phase III leveraging on previous experience: • Inclusion and diagnosis criteria revised • Accelerating treatment start • Adjusting the dose • Establishing right intervals Transmission Trimodulin Fibrinogen Cytotect® Pregnancy >5x less

134 Following Primary Maternal Infection With Gestational Age ≤ 14 Weeks PreCyssion Trial: Prevention of Maternal-Fetal CMV Transmission Objective: Demonstrate efficacy and safety of Cytotect® in preventing maternal-fetal transmission of CMV Study Design • Pivotal, clinical Phase III • Open-label • Single-arm • Prospective • Multicenter • With historical control group • 80 subjects – 13 of 80 patients recruited (as of June 15, 2022). Recruitment dependent on the course of the pandemic (hygiene measures reduce CMV transmissions). Clinical development status Trimodulin Fibrinogen Cytotect® Pregnancy

Market opportunity

Fibrinogen | Trimodulin | Cytotect® Pregnancy

Experts Unveil the Uniqueness of Anti-CMV

Success of Cytotect® Represents an Important Opportunity

Number of births per year	Neonates with congenital CMV infection (0.5% - 1.0% of all newborns)
EU5[1]: **3 M**	EU5[1]: **15,000 - 30,000**
US: **3.6 M**	US: **18,000 - 36,000**

- Pediatric infectious disease **experts acknowledge Hyper anti-CMV** and antivirals are the **only therapeutic alternatives** to treat these cases
- **Important opportunity** behind phase III success
- **Diagnostic tools could be developed**, leveraging on Grifols' expertise, to **accelerate** treatment adoption

Source: Centers for Disease Control and Prevention (CDC): Congenital CMV Infection | CDC
[1] Includes France, Germany, Italy, Spain and United Kingdom

GRIFOLS 135 2022 Investor & Analyst Day

136 Grifols’ Scale and Commercial Strength: Key to Unfold the Full Value of a New Generation of Plasma Medicines Expected market approval Fibrinogen Trimodulin Cytotect® Pregnancy Market opportunity Key considerations • As for now, only European market approval is considered • Intention in the mid-term to seek U.S. market opportunity 2024-2025 2024-2025 • Results of AdFIrst study for acquired FD1 (interim results June ’22) and completed phase I/III trial in congenital FD will serve as the basis for the combined approval in Europe • FDA meeting in H2’22 to provide guidance on acceptance of clinical data for BLA • Study duration dependent on interim analysis results • Approval timelines assuming earlier TRICOVID trial success (combined approval: acquired & congenital deficiency) 2024-2025 1 FD: Fibrinogen deficiency

Market opportunity

Grifols' Scale and Commercial Strength: Key to Unfold the Full Value of a New Generation of Plasma Medicines

	Fibrinogen	Trimodulin	Cytotect® Pregnancy
Revenues/ Margins	Significantly **improving revenue per liter** and **margins**		
Biotest **opportunity**	**USD 30-50M**	**USD ~300M**	**USD ~30M**
GRIFOLS **increased capabilities**	• Greater commercial reach • Complementary presence in important markets (US) • Ability to develop new markets	• Scalability of production volumes • Full market potential of the main indications becomes addressable	• Commercial reach and promotion • Diagnostic capabilities
GRIFOLS Biotest **combined opportunity**	**USD 400-800M**	**USD 1-2 Bn**	**TBD**
Potential upsides	Leveraging on **Diagnostic** capabilities Expanding into **other geographies** (e.g., China)	Peritonitis/lymphopenic sepsis: **USD >1Bn each** Transplant: **USD >30M** Pediatric sepsis: **USD 80M** Multi-drug-resistance: **USD 0.2Bn**	Potential upside from U.S. **USD >200M**

GRIFOLS 137 2022 Investor & Analyst Day

138 Grifols and Biotest: A Transformational Transaction to Maximize Both Opportunities Acquisition enhancing Grifols and Biotest opportunities while accelerating pipeline Expanding and diversifying plasma sourcing by adding 31 European centers and increasing revenue footprint in EMEA Shared values and culture based on strong family heritage Contributing to increase fibrinogen opportunity up to USD 400-800M and trimodulin to USD 1-2Bn Unique opportunity to boost revenue per liter and expand margins Two precision therapies (fibrinogen and trimodulin) and a new indication for Cytotect® with an expected market approval by 2024-2025

139

Strong Underlying Fundamentals

Committed to Long-Term Growth

- **Global player** in the **attractive plasma market** (**7.2%**[1] **CAGR**$_{2017\text{-}2020}$ for the **industry**) with strong position in the U.S.
- Leaders in **diagnostic solutions** to screen whole-blood and plasma
- Strengthening **global presence** in **China** through SRAAS strategic alliance, **Europe**, **Middle East and Africa**, and **Canada** (operations in 100+ countries and subsidiaries in 30+)
- Largest **plasma-center network (400+)** and **industrial capacity (22mL+)** to **support underlying demand**
- **Reinforced pipeline** to deliver a **balanced risk-value portfolio**

Grifols revenues
(EUR in millions)



CAGR: +8.1%
4.318
4.487
5.099
5.340
4.933
2017
2018
2019
2020
2021

Note: CAFR at constant currency (cc), which excludes exchange rate fluctuations vs. PY

[1] The Worldwide Plasma Proteins Market, MRB, February 2022

GRIFOLS 140 2022 Investor & Analyst Day

141 Doubling-Down Efforts to Increase Performance in the Past 2 Years Reinforced plasma capabilities and capacities, supporting acceleration of plasma collections Biotest investment bolstering innovation, adding two unused plasma proteins Global footprint while strengthening presence in Europe, China, Canada and Egypt Divested non-strategic assets while executing on structural cost savings Commitment to achieve deleverage CAPEX and R&D investments to support future growth

142 The decline in plasma volumes caused by COVID-19 was the primary driver of extraordinary financial impacts • Lower collections and higher cost per liter impacted revenues and margins particularly in H2 2021 • Strong underlying demand backed by price increases • Higher R&D and SG&A due to the integration of new companies, transaction and restructuring costs, and inflationary pressures 2021 Key Financials Full Year Performance Marked by COVID-19 Revenue 2,537 2,397 4,933 % Growth +2.3% (9.8%) (3.7%) Gross Margin 1,114 849 1,963 % Margin 43.9% 35.4% 39.8% R&D 159 196 355 SG&A 507 555 1,062 EBITDA 635 327 962 % Margin 25.0% 13.6% 19.5% EBITDA Adjusted 637 377 1,014 % Margin 25.1% 15.8% 20.6% Group Profit 267 (78) 189 H1’21 H2’21 2021 (EUR in millions) Note: all growths at constant currency (cc), which excludes exchange rate fluctuations vs. PY

143 Bioscience Constrained by Plasma Supply While the Other Divisions Grew in 2021 Bioscience Diagnostic Bio Supplies Hospital • Underlying demand strong of key proteins • Plasma supply constrained IG volume growth, especially in the U.S. • Strong performance of new product launches: Xembify® gaining traction, VISTASEALTM and TAVLESSE® • Growth driven by COVID-19 test sales in Spain and Hungary (+34% vs. 2020) • Underlying NAT donor screening impacted by Zika testing mandate termination; whole-blood donations strong in the U.S. and Japan • Blood Typing Solutions strong growth also contributed due to higher volume in the U.S. • Bio Supplies Commercial, declined due to lower sales of blood cells and serum triggered by lower donations • Plasma sales to third-parties increased based on pre-existing supply agreements • Strong growth following normalization of hospital pharmacy investments • Noteworthy sales of Pharmatech, and IV therapy • Contract manufacturing growth stemmed from albumin bags and third-party sales Note: all growths at constant currency (cc), which excludes exchange rate fluctuations vs. PY

144 1.219 1.223 1.434 1.324 961 106 220 503 28,2% 27,3% 28,1% 28,1% 27,6% -7,0% 0 1.000 2.000 2017 2018 2019 2020 2021 COVID Impact Transaction, restructuring, one-offs and Fx EBITDA Reported Reported / Underlying EBITDA Margin Underlying EBITDA Margin Revealed Strong Fundamentals 68 Sales volume 150 Donor compensation NAT Covid 238 183 Cost under absorption COVID impact on 2021 EBITDA (EUR in millions) 1 1 Reported EBITDA for 2017-2019, and Underlying EBITDA for 2020 as per FY21 Results Presentation €420M volume-related Expected to resolve as plasma volumes normalize 1,570 1,544

145 Investments in plasma and innovation pipeline… … to accelerate growth and profitability 145

146 ~1,000M in the past 2 years Strategically Invested to Support and Accelerate Growth Enhancing industrial capacities 332 308 281 2019 2020 2021 EUR 900+ million CAPEX in 3 years • New 6ML plasma fractionation plant in Clayton, North Carolina • World’s largest sterile purification and filling plant in Clayton • New albumin purification and sterile filling plant for flexible containers in Dublin • Expansion of fibrin adhesive and topical thrombin production plant in Barcelona • Upgrade Grifols’ facilities in Canada (EUR in millions) Strengthening plasma and innovation 107 389 394 12 17 126 120 406 520 0 100 200 300 400 500 600 2019 2020 2021 Innovation Plasma (EUR in millions; figures as per the Balance Sheet) PLASMA INNOVATION Strengthening innovation ecosystem +43 +1 Expanding and diversifying plasma assets + manufacturing site centers

147 Complementary Business to Boost Performance Biotest: A Transformational Investment 378 400 419 484 516 2017 2018 2019 2020 2021 Revenues (EUR in millions) CAGR: +8.1% Adjusted EBITDA2 75 92 100 108 101 19,8% 23,0% 23,9% 22,3% 19,5% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 0 2017 2018 2019 2020 2021 Adjusted EBITDA Adjusted EBITDA margin Financial KPIs • Family business founded in 1946, HQ in Dreieich (Germany) • Specialized on immunology and hematology • Broad plasma pipeline to be launched in the short-term • Direct commercial presence in 10 countries, marketed in 90+ • Manufacturing sites reaching 3mL plasma production capacity • Strong presence in Europe: 31 plasma centers* 1 As of June 30, 2022 Excludes mainly Next Level Project costs (production and R&D costs) Closing April 25, 2022 Investment EUR 1.5Bn Capital: 70% Voting rights: 96% Preferred shares: 43%

148 Investments in plasma and innovation pipeline… … to accelerate growth and profitability 148

Improving Performance in the First Half of 2022

Outlook H1 2022

Revenues *Growths vs. PY*	... driven by Biopharma	**Biopharma** excluding **albumin phasing** in H1'21
c.+5%	c.+9%	c.+11%
c.-1% *at cc*[1]	c.+2% *at cc*[1]	c.+5% *at cc*[1]

EBITDA Margin

Reported

20-22% — Significant sequential improvement vs. H2 2021

Performance leveraging on:

- Accelerated plasma collections - already reached pre-COVID weekly levels
- Price increases on key proteins
- Robust underlying demand
- Product mix driven by subcutaneous immunoglobulin (SCIG)
- Higher alpha-1 patient base and strong albumin demand
- Partially impacted by albumin positive temporary effect in H1'21 due to commercial integration with SRAAS

- Higher plasma volumes, price increases, product and country mix
- Financial discipline: cost savings and R&D prioritization
- Inflationary labor costs persist
- Donor compensation still high
- Fixed plasma costs decline as volume recovers

[1] Constant currency (cc), which excludes exchange rate fluctuations vs. PY

GRIFOLS 149 2022 Investor & Analyst Day

150 Positive Performance for 2022 and Beyond Plasma Collections expected to continue accelerating throughout 2022 driven by: Revenues Sound revenue growth stemming from Biopharma, supported by: • Strong underlying demand • Global price improvements • Product and geo mix • New and recently-acquired centers • Larger volumes from regular centers • Plasma collections upside if B1/B2 visa restrictions in the U.S. southern border are lifted • Technological, digital and operational enhancements Margins Sequential gradual expansion • Triggering plasma volume • Cost savings • Still high donor compensation; inflationary pressures including wages - + +

151 Despite Short-Term Challenges, Commitment to Deleveraging Remains Firm Deleveraging path supported by… Reinforcing our financial discipline 2 Business optimization Structural cost plan and R&D prioritization EUR 100M savings Cash dividends No cash dividends until leverage ratio <4x CAPEX Lowering CAPEX in 2022 and 2023 as already well-invested M&A Not pursuing any meaningful M&A Divestments • Hemostasis technology line (USD 25M) (Oct’21) • Sale of VCN Biosciences (USD 75M1) (Oct’21) • Closure of the production of blood bags (Nov’21) • Sale of Hospital Software BU (USD 100M) (already agreed) 1 Includes an initial cash payment of USD 4.7 million, the assumption of USD 2.4 million of VCN liabilities and USD 70.3 million in payments, contingent upon the achievement of clinical-development and regulatory milestones over the next six years Gradual sequential EBITDA improvement 1 • Plasma collection momentum • Strong underlying demand • Global price improvements • Product mix • Lower cost per liter

152 Prepared to Respond to the Current Macro-economic Context Interest rates Optimized financial structure. Low exposure to interest rate hikes, since c.65% of debt tied to a fixed interest rate Inflation Inflationary pressures driving higher incentive to donate Impact on labor costs No significant impact on energy costs (<1% of cost per liter) Supply chain Cross-licensing of our industrial facilities supporting efficient supply chain management Exchange rate EUR/USD FX tailwind in 2022 Ukraine-Russia No direct commercial or industrial presence in Ukraine/Russia Representing <0.3% of total sales

153 Low Exposure to Interest Rates Hike: 65% Fixed Note: RCF not included and Euribor considered as fixed interest 35% 65% Floating Fixed Total debt Interest structure EUR floating debt 13% of total debt outstanding USD floating debt 22% of total debt outstanding 153

154 Investments in Plasma and Innovation Pipeline to Accelerate Growth and Profitability During 2020 and 2021, Grifols invested to drive further revenue growth and margin expansion Plasma collection momentum supports sequential performance improvement Delivered on commitments: divestments and cost optimization Prepared to respond to the current macro-economic context Deleveraging remains a key priority, levering on EBITDA improvement and cash flow generation Focus on value creation assets to fuel cash flow and margins

155

156 Our Commitments Accelerating innovation and optimizing our portfolio Gaining focus on Biopharma, Plasma Procurement, Diagnostics and Bio Supplies Optimizing our business: Divestments and cost optimization Streamlined our organizational model Core Business Innovation Organization + Leveraging sustainability leadership to enhance financial and non-Financial performance

Innovation

Accelerating Innovation and Optimizing Our Portfolio...

Expanding our innovation footprint...

13 R&D sites and +1,100 employees


Hub SF Area, CA
Emeryville, San Carlos LA, San Diego & South San Francisco, CA
Biopharma and Diagnostic
Dublin
Biopharma
Dreieich, Germany
Biopharma Biotest
Düdingen, Switzerland
Diagnostic
Hub RTP, NC
RTP, NC
Biopharma
Hub Europe
Andorra
Immunology
Barcelona, Bilbao and Zaragoza, Spain
Biopharma and Diagnostic
R&D sites
Innovation Hub

+

上海莱士 SHANGHAI RAAS

R&D collaboration agreement

... while prioritizing on our R&D portfolio

Re-prioritized R&D projects

8	~€30M
projects discontinued	*savings*

Accelerated and **focus** on **priority projects**

+

Reinforced by **Biotest R&D pipeline**

GRIFOLS 157 2022 Investor & Analyst Day

Innovation

... With Strong Pipeline Enhanced by Grifols' Scalability and Broader Commercial Reach

Accelerated priority projects...

GRIFOLS	Market potential
Xembify® in SID *(CLL)*	~USD 1Bn
ATIII in Sepsis	~ USD 1Bn
AMBAR-Next	USD 1Bn+
GigaGen Platform	USD 1Bn+

...strengthened with Biotest acquisition

Biotest	Market potential
Fibrinogen®	USD 400-800M
Trimodulin	USD 1Bn+
CMV IG Hyper	USD 200-300M

Additional proteins to boost revenue per liter and expand margins

GRIFOLS 158 2022 Investor & Analyst Day

159 Biopharma | Strong Business Fundamentals Support Biotest Acquisition 1 North America Europe MEA 313 donor centers 3 manufacturing sites 89 donor centers 3 manufacturing sites 1 donor center (+19 planned for 2022 & 2023) 1 manufacturing site Note: number of plasma centers as of June 30, 2022 +31 donor centers +1 manuf. site Manufacturing site U.S. 64% Europe 61% 400+ donor centers and 7 manufacturing sites Strengthening core Diversified donor center and manufacturing footprint Geographic fit +

Strengthening core

Diagnostic | Securing U.S. NAT Business While Untapping China Opportunity Through SRAAS Agreement

CTS agreement

CREATIVE Testing Solutions

Long-term agreement:

- **CTS** will **operate Grifols testing labs**
- Grifols will supply **NAT instrumentation and testing**

✓ **Long-term NAT** supply **agreement**

✓ **Increasing efficiency** of **Grifols labs** leveraging on CTS expertise

✓ Building a **long-term partnership** with largest lab in the world

Distribution agreement through SRAAS

SHRAAS

- **Integrated commercial model** combining **Grifols' heritage** with **SRAAS commercial expertise** and **broad reach**
- Leverage **SRAAS branding**
- **Fastest IVD market worldwide** with **untapped market potential**
- **Value chain consolidation** with the **streamlining** of all **operations** from importation to distribution

Fuel immunohematology (IH) business line to achieve leadership position

GRIFOLS 160 2022 Investor & Analyst Day

161 Bio Supplies | High Growth and Profitability Business With the Full Integration of Access Biologicals Key customers: Biotechnology research & manufacturing and Diagnostic industries Vertical integration to obtain higher margin from Grifols products Commercial knowledge to grow in cell culture market Enhanced Bio Supplies portfolio • Leverages discarded products from Biopharma • Finds niche markets Strengthening core Bio Supplies + Access Biologicals High growth engine for the future 2018 2021 Bio Supplies Commercial1 1 Bio Supplies Commercial includes sales of biological products for non-therapeutic use EBIT 35-40% Including Access Biologicals pro-forma 2.0x 2.6x

162 Optimizing Our Business | Focusing On Value-Creation Businesses While Achieving Structural Cost Savings Divestments Cost optimization Structural Cost reduction R&D prioritization +€100M annualized savings Optimizing business + Hemostasis Oct’21 Blood Bags Nov’21 Hospital Software BU Already agreed VCN Oct’21

163 Evolving Our Organization to Reinforce Competitiveness Biopharma Plasma Procurement Diagnostic Bio Supplies Others (Healthcare Solutions) Operations Co-CEOs New organization Full-fledged Business Units 1 Streamlined value-driven organization 2 End-to-end business ownership 3 Streamlined Value-Driven Business Units to Increase Effectiveness and Efficiencies Enhanced effectiveness and operational efficiencies Stronger governance model Accountability over execution Cutting down on the complexity Key support functions provide speed & agility Reduce time-to-market reaction One Grifols Building Principles Scientific Innovation Corporate Quality Finance Human Resources Industrial Services Former Bioscience Division split into Biopharma and Plasma Procurement Services Corporate Comms. Corporate Affairs Digital Corp. Dev. Legal & DP

164 Key Takeaways Delivering on Commitments Outlined in 2020 and 2021 CAGR: +8.1% (at cc) Stable Cost per Liter while increasing plasma supply EBITDA: 28% 2017 Continuous growth and value creation Supported by strong underlying demand, pricing environment and product/geographical mix coupled with plasma volume efficiencies and cost savings Build on robust core: 7 manufacturing plants 400+ plasma centers Sound business revenue growth & sequential gradual margin expansion Harvest innovation efforts New plasma proteins and indications as well as therapies beyond plasma Further performance fueled by delivering on innovation backed by strong fundamentals Business value Delivered on our commitments: • Prioritized & reinforced our innovation pipeline • Strengthened the core: • Gained focus on Biopharma, Plasma Procurement, Diagnostics & Bio Supplies • Divestments & Cost Optimization • Streamlined organization Feb ‘20 Jun ‘22 COVID Outbreak

June 30, 2022

Glossary

167 Glossary • Alpha-1 antitrypsin deficiency (AATD): Inherited disease characterized by low levels of, or no,alpha-1 antitrypsin (AAT) in the blood. This protein made in the liver, reaches other organs (such as the lungs), after being released into the blood stream, enabling its normal function • Albumin: The most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment • Alzheimer’s disease: This is the most common form of dementia. This incurable, degenerative, and terminal disease was first described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him • Anti-thymocyte globulin (ATG): blood serum that contains antibodies that bind with human T cells. It is given to the patient before a stem cell transplant to destroy T cells and decrease the risk of graft-versus-host disease • ASFA: American Society for Apheresis An organization of physicians, scientists, and allied health professionals whose mission is to advance apheresis medicine for patients, donors, and professionals through education, evidence-based practice, research, and advocacy • Autoimmune disease: Condition in which the immune system mistakenly attacks healthy cells • Babesiosis/Babesia virus: Disease caused by microscopic parasites that infect red blood cells • Beta-amyloid: Protein strongly implicated in Alzheimer’s diseases. Beta-amyloid is the main component of certain deposits found in the brains of patients of Alzheimer’s disease • Bullous pemphigoid: is an autoimmune disease that appears when the immune system attacks the skin and causes blisters, more common in the elderly • CIDP (Chronic Inflammatory Demyelinating Polyneuropathy) Neurological disorder which causes gradual weakness, numbness, pain in arms and legs and difficulty in walking • Cirrhosis: Medical condition which is a result of advanced liver disease. It is characterized by there placement of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue) • Cognitive impairment: Alterations in thinking, learning, memory, judgment, and decision making • COVID-19: Infectious disease caused by a new strain of coronavirus. ‘CO’ stands for corona, ‘VI’ for virus, and ‘D’ for disease • ELISA: Enzyme-linked immunosorbent assay • EMA: European Medicines Agency

168 Glossary • Factor VIII or FVIII: This is an essential blood clotting factor also known as anti-hemophilic factor (AHF). In humans, Factor VIII is encoded by the F8 gene.Defects in this gene results in hemophilia A, a gender linked disease that occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII can be given to hemophiliacs to restore hemostasis • Factor IX: This is an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system and belongs to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males • FDA: Food and Drug Administration. U.S. Health Authority • Fibrin sealant: Surgical adhesive material derived from plasma • Fibrinogen: Coagulation factor found in human plasma crucial for blood clot formation • Fractionation: Process of separating plasma into its component parts, such as albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors • GMP: Good manufacturing practice • GPO: Group Purchasing Organization • HAE (Hereditary Angioedema): Rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), particularly of the face and airways, and abdominal cramping. It is caused by low levels or improper function of the C1- esterase inhibitor protein • HBV: Hepatitis B Virus • HCV: Hepatitis C Virus • Hematocrit: value that is defined by the amount of blood volume occupied by red blood cells, with respect to that occupied by total blood • Hematology: The study of blood, blood forming organs, and blood diseases • Hemoderivative: Proteins obtained by fractionation of human blood plasma. See plasma derived proteins • Hemophilia: Genetic deficiency characterized by the lack of one of the clotting factors. It has two main variants: - Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (usually affects males) - Hemophilia B: genetic deficiency of coagulation Factor IX

169 Glossary • Hemotherapy: Treatment of a disease using blood, blood components and its derivatives • HIV: Human Immunodeficiency Virus • Hyperimmune globulins: type of immunoglobulins prepared in a manner similar to human normal immunoglobulin, except that the donor has high titers of antibodies against an organism or antigen in their plasma • IA: Immunoassays. These are systems available in several formats that may be used to detect antibodies, recombinant proteins or a combination of the two • Intravenous: Administration of drugs or fluids directly into a vein • Immunohematology: A branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and the relationships between blood disorders and the immune system. Also referred to as Transfusional Medicine – blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification • Immunology: This is a branch of biomedical science that covers the study of all aspects of the immune system in organisms. It deals with the physiological functioning of the immune system in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo • Immunoglobulin (IgG): Also known as antibodies, are proteins derived from plasma. They control de body’s immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody)G) • ITP (Chronic immune thrombocytopenia): Autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding • IVD: In vitro Diagnostic • IV solutions/Intravenous solution: Medicine or homogeneous mixture of a substance in liquid, enabling it to be infusedinto the circulatory system through a needle • Lipemic plasma: plasma with a cloudy and/or milky appearance, caused by excess lipids (hyperlipidemia) mainly cholesterol and/or triglycerides in the blood, which in some cases becomes evident • MRB: Marketing Research Bureau

170 Glossary • Molecular Diagnostic: Discipline that studies genomic (DNA) and proteomic (proteins)expression patterns and uses the information to distinguish between normal, precancerous, and canceroustissues at the molecular level • Monoclonal antibody (mAb): Antibody produced by a single clone of cells typically used in immunotherapy (such as in the treatment of autoimmune or inflammatory disorders and cancer), diagnostic testing and cell identification and tracking. Monoclonal antibodies are a cornerstone of immunology and are increasingly coming into use as therapeutic agents • Myasthenia Gravis (MG): Chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles that worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body • NAT: Nucleic Acid Amplification Testing • Neurology: Science that deals with the anatomy, functions and organic disorders of nerves and the nervous system • Northamerica: includes the U.S. and Canada • Ophthalmology: branch of medicine and surgery that deals with the diagnosis and treatment of eye diseases • Pandemic: The worldwide spread of a new disease • Parkinson’s Disease: complex neurodegenerative disorder in which each patient experiences a different combination of motor and non-motor symptoms • PCR: Polymerase chain reaction is a method widely used to rapidly make millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail • pdFVIII: Plasma-derived Factor VIII • Pharmacovigilance: Practice of monitoring the effects of medical drugs after they have been licensed for use, especially in order to identify and evaluate previously unreported adverse reactions • Plasma: Yellow-coloured liquid part of the blood, consisting of a mix of a large number of proteins in solution • Plasma-derived proteins: Purified plasma proteins with therapeutic properties that are obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins • Plasma proteomic: describes the high throughput analysis of plasma biomarkers using very powerful, sensitive and specific instruments

171 Glossary • Plasmapheresis: Plasmapheresis is a technique which separates plasma from other blood components, such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately reinjected back into the donor. Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated and the donor is able to make donations more frequently. Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufficientquantities of plasma to cover the manufacturing needs for the different plasma protein therapies • Pneumology: is the specialty that takes care of the diagnosis and treatment of respiratory diseases Pulmunologists treat everything related to the respiratory system from asthma to tuberculosis • PPTA: Plasma Protein Therapeutics Association • Primary arthroplasty: Surgery performed to replace damaged joints for various reasons, such as hip fractures, osteoarthritis or other rheumatic diseases, by artificial joints called prostheses • Primary immunodeficiency (PI): Inherited condition where there is an impaired immune response, weakening the immune system and allowing infections and other health problems to occur more easily. It may be in one or more aspects of the immune system • ProlastinR/ProlastinR -C: This is a concentrated form of alpha-1 antitrypsin (AAT), derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with genetic AAT deficiency. Given as prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes • Proteome: set of proteins that an organism synthesizes from the genes it contains to give the cell its individual character. This set of proteins determines what organisms are like, how their bodies work and how they behave • Recombinant: Protein prepared by recombinant technology, coded by the manipulated gene. Procedures are used to join together segments in a cell-free system (an environment outside a cell organism). They are known as highly potent medicines that are safe from off-target side effects and take a shorter time to develop than small molecules • Recovered plasma: plasma derived from whole blood collected in blood donations • rFVIII: Recombinant Factor VIII is the antihemophilic factor A, obtained using recombinant DNA technology. With this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma

172 Glossary • Rh (Rhesus) blood group system: Most important blood group system after ABO. The Rh blood group system consists of 50 defined blood-group recombinant proteins, among which the five recombinant proteins D,C, c, E and are the most important. The commonly used terms Rh factor, Rh positive and Rh negative refer to the D antigen only • ROW: Rest of the World • SARS-CoV-2: Severe acute respiratory syndrome coronavirus 2 is the strain of coronavirus that causes coronavirus disease 2019 (COVID-19), the respiratory illness responsible for the COVID-19 pandemic • Secondary immunodeficiency: Occurs when the immune system is compromised due to an environmental factor. Examples of these outside forces include HIV, chemotherapy, severe burns or malnutrition • SCIG: subcutaneous immunoglobulin • Single-cell transcriptomics: technique to characterize cell identity • SCIG/SubQ: Sub-cutaneous • Thrombin: Enzyme that presides over the conversion of a substance called fibrinogen to fibrin, which promotes blood clotting • Transfusion medicine: Branch of medicine that encompasses among others, immunohematology, blood and plasma screening and blood typing • West Nile Virus (WNV): Virus transmitted by mosquitoes. Humans are mainly infected through mosquito bites, but infection can occur through organ transplantation and blood • Von Willebrand Disease (vWD): This is the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein that is required for platelet adhesion • Zika virus: Infectious disease spread by the bite of an infected Aedes species mosquito

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 30, 2022